FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January - December 2019	2

FINANCIAL HIGHLIGHTS

•	Sustainable, profitable and responsible growth; long-term value creation

–	Differential customer base (344.3m); LTE (+18% y-o-y); FTTx/Cable (+8%), average revenue per access (+4.3% in FY 19); stable churn; improved customer satisfaction (NPS 21%; +1 p.p. y-o-y).

–	Revenues in October-December (€12,400m; -4.0%) rose 2.0% y-o-y organic and the OIBDA for the quarter (€3,669m; +3.8% y-o-y) grew by 4.0% organically.

◦
Underlying OIBDA of €4,370m, after excluding restructuring costs (-€266m), T. México's operating model transformation impacts following the agreement with AT&T (-€239m), as well as T. Argentina’s goodwill impairment (-€206m) and capital gains & other factors (+€10m).

–
In FY 19 Revenues amounted to €48,422m; -0.6% y-o-y; (+3.2% y-o-y organic; above the annual target of around 2%). OIBDA totalled €15,119m in FY 19; -2.9%; (+1.9% organic; in line with the annual target of around 2%). In underlying terms, OIBDA reached €16,982m, net income €3,574m and net income per share €0.65.

•	Digitalised networks and reference in efficiency; AI-based cognitive systems.

–	UBB coverage leadership (127.8m premises passed with FTTx/Cable; 55.7m proprietary, +10% y-o-y).

–	E2E digital transformation savings of >€420m in FY 19 (above >€340m target); >2/3 of >€1bn of the 2017-20 target already achieved.

–	CapEx/Sales of 15.0%, meeting the annual target of around 15%.

•	11 consecutive quarters of debt reduction.

–	Net debt (€37,744m at 31st December; -8.1% y-o-y) reduced by €573m in the quarter (-€3,330m in the year). Including post-closing events, net debt would come down to ~€37bn.

–	Free cash flow for FY 19 totalled €5,912m, after posting a strong 20.6% y-o-y growth.

•	Decarbonise the economy with digital solutions and energy-efficient fibre networks.

–	CO2 emissions reduced by 18% in FY 19 and ~50% in the last four years.

–	100% of the electricity in our core markets is from renewable sources.

•
T. España; service revenues increased by 0.4% vs. Q4 18, organic OIBDA +3.1% with organic OIBDA margin at 39.9% (39.7% in FY 19). Significant increase of convergent fibre accesses with premium speed (+24%) and mobile contract (+5%), validating the quality of our assets and the high-value commercial proposition.

•
T. Brasil; solid results in the quarter in a more rational competitive landscape, better commercial activity and sustainable organic growth of revenues (+2.6% y-o-y), driven by contract, the progressive improvement in prepaid and fibre. These, along with the saving from digitalisation, drove OIBDA growth to +8.3% (+4.7 p.p. vs. Q3).

•
T. Deutschland achieved "Good" rating in Germany's main network and customer experience tests (i.e. Chip, Computerbild and Connect); organic y-o-y revenue growth (Q4: +0.2%; mobile service revenues +0.8%); strong commercial traction (own brand and partners) and contract churn improvement (-0.3 p.p. vs. Q4 18).

•	T. UK; revenue growth for 14 consecutive quarters (+1.3% organic y-o-y); confirmation of its market leading position (contract churn; favourite mobile network; innovative commercial propositions).

•
T. Hispam Sur; solid organic growth vs. Q4 18 in revenues and OIBDA (+11.9% and +9.3% respectively) despite the challenging macro and competitive environment. Commercially, it is worth highlighting FTTx/Cable performance (+17.2%).

•
T. Hispam Norte; Q4 organic revenues improved in Mexico (+1.7% y-o-y) and returned to positive growth in Colombia (+0.2%). OIBDA (Q4 reported) reflected capital gains from tower sales in Ecuador and Colombia (€99m) and impacts from T. Mexico’s model transformation (-€239m). In commercial terms, it is worth highlighting the focus on value accesses (contract +3% organic; FTTx +8%; FTTH +127%).

•
Telxius, Telefónica Infra’s primary asset posted solid y-o-y organic growth in the quarter, in both, revenues (+6.8%) and OIBDA (+5.3%); accelerated new towers construction pace (151 in Q4 to 18,348) and the tenancy ratio stood at 1.36x.

•	Telefónica confirms shareholder remuneration for 2019 and announces that for 2020:

–	The second tranche of the 2019 dividend (€0.20 per share) will be paid in June 2020.

–	2020 dividend of €0.4 per share to be paid in December 2020 (€0.2 per share) and in June 2021 (€0.2 per share)[1].

•	Telefónica announces for 2020[2] stable Revenues, OIBDA and (OIBDA-CapEx)/Revenues

•	Telefónica announces 2019-2022[2] financial targets, within the framework of the new action plan announced in November 2019:

–	Revenue growth.

–	More than €2bn additional revenues by 2022 generated by Telefónica Tech (cybersecurity, IoT/Big Data and cloud).

–	+2 p.p. (OIBDA-CapEx)/Revenues ratio.

1 The adoption of the corresponding corporate resolutions will be proposed in due course, announcing the specific payment dates.
2 2020 and 2019-2022 guidance:
✓ Assumes constant exchange rates of 2019 (average in 2019).
✓ Exclude the contribution to growth from T. Argentina and T. Venezuela.
✓ Exclude the results from Central America's operations.
✓ Considers constant perimeter of consolidation.
✓ Does not include write-offs, capital gains/losses from the sale of companies, material non-recurring impacts and restructuring costs.
✓ CapEx excludes investments in spectrum.

2019 adjusted bases: Revenues (€47,875m), OIBDA (€16,762m), and (OIBDA-CapEx)/Revenues (19.9%).
✓ Considering: average exchange rates in 2019 with the exception of Venezuela and Argentina (exchange rate of the end of the period). Excludes T. Centroamérica. IFRS 16.

Comments of José María Álvarez-Pallete, Chairman and Chief Executive Officer:

"2019 was an important year for Telefónica. We met our guidance, with all our core markets growing in organic terms.  We are becoming more efficient based on digitalisation and shutting down legacy services. We delivered very strong free cashflow in 2019, leading to a continued reduction in debt for 11 consecutive quarters, also helped by disposals and other actions to improve return on capital employed. We continue to invest in next generation networks, cementing our leadership in fibre networks in both Europe and Latin America. Thanks to years of investment, our CapEx to sales ratio peak is behind us.
We are also making good progress in achieving non-financial objectives, including an improvement in both customer and employee satisfaction. Our staff and board are more diverse. We are aware that our sector has a great impact on the societies where we operate. Our digital customer solutions, as well as energy efficient networks, are helping to decarbonise the economy. Last year we reduced CO2 emissions by 18%, reaching a 50% reduction in four years.
We begin 2020 with good momentum and focus on executing the plan we announced at the end of last year. Telefónica took five strategic decisions to generate value and long-term positive impact to all stakeholders.  We are prioritising markets where we can be relevant for our customers - Spain, Brazil, Germany and the UK - while focusing on value creation in new digital services and infrastructure through T. Tech and T. Infra.  The operational spin-off of Hispam will open opportunities to crystallise value and finally, we are increasing agility and efficiency across all units.
Looking to our 2020 guidance, we are expecting stable growth in the main metrics, a stable and attractive dividend, with a long-term commitment to a sustainable and responsible growth."

TELEFÓNICA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December	% Chg		October - December	% Chg

	2019	Reported	Organic	2019	Reported	Organic

Revenues	48,422	(0.6)	3.2	12,400	(4.0)	2.0
Telefónica España	12,767	0.5	0.5	3,266	0.4	0.4
Telefónica Deutschland	7,399	1.1	1.1	1,970	0.2	0.2
Telefónica UK	7,109	4.7	3.8	1,925	4.3	1.3
Telefónica Brasil	10,035	(0.9)	1.9	2,499	(2.1)	2.6
Telefónica Hispam Sur (1)	6,384	(4.4)	15.3	1,599	(19.5)	11.9
Telefónica Hispam Norte (2)	3,795	(6.9)	(0.8)	916	(11.7)	(2.0)
Other companies & eliminations	933	(6.7)	(7.1)	225	(18.2)	(17.5)
Telxius	842	6.4	4.9	207	6.6	6.8

OIBDA	15,119	(2.9)	1.9	3,669	3.8	4.0
Telefónica España	3,687	(22.6)	0.1	1,368	41.7	3.1
Telefónica Deutschland	2,326	26.8	(1.1)	629	30.4	(1.2)
Telefónica UK	2,114	13.4	2.3	519	(0.5)	(7.5)
Telefónica Brasil	4,262	(1.1)	3.7	1,141	16.5	8.3
Telefónica Hispam Sur (1)	1,398	(18.7)	12.6	131	(72.8)	9.3
Telefónica Hispam Norte (2)	830	4.7	(3.1)	31	(30.4)	32.8
Other companies & eliminations	502	75.6	(37.0)	(151)	c.s.	c.s.
Telxius	504	36.1	5.9	123	35.5	5.3

OIBDA margin	31.2%	(0.8 p.p.)	(0.4 p.p.)	29.6%	2.2 p.p.	0.6 p.p.
Telefónica España	28.9%	(8.6 p.p.)	(0.2 p.p.)	41.9%	12.2 p.p.	1.0 p.p.
Telefónica Deutschland	31.4%	6.4 p.p.	(0.6 p.p.)	31.9%	7.4 p.p.	(0.4 p.p.)
Telefónica UK	29.7%	2.3 p.p.	(0.4 p.p.)	27.0%	(1.3 p.p.)	(2.5 p.p.)
Telefónica Brasil	42.5%	(0.1 p.p.)	0.7 p.p.	45.7%	7.3 p.p.	2.2 p.p.
Telefónica Hispam Sur (1)	21.9%	(3.8 p.p.)	(0.6 p.p.)	8.2%	(16.1 p.p.)	(0.6 p.p.)
Telefónica Hispam Norte (2)	21.9%	2.4 p.p.	(0.6 p.p.)	3.4%	(0.9 p.p.)	9.5 p.p.
Other companies & eliminations	53.8%	25.2 p.p.	(7.3 p.p.)	(66.9)%	(88.5 p.p.)	(16.1 p.p.)
Telxius	59.8%	13.1 p.p.	0.5 p.p.	59.2%	12.7 p.p.	(0.7 p.p.)

Operating Income (OI)	4,537	(30.4)	1.7	914	(14.4)	12.4

Net income attributable to equity holders of the Parent	1,142	(65.7)		(202)	c.s.
Basic and diluted earnings per share (euros)	0.17	(70.6)		(0.05)	c.s.

CapEx	8,784	8.2	4.0	2,127	(12.8)	2.5
Telefónica España	1,646	(4.2)	2.7	452	(19.6)	(0.4)
Telefónica Deutschland	2,469	155.6	8.1	263	16.1	16.1
Telefónica UK	914	(37.6)	3.4	262	(0.3)	(2.9)
Telefónica Brasil	2,005	4.9	7.9	519	6.2	11.5
Telefónica Hispam Sur (1)	965	(13.6)	0.2	287	(33.5)	(19.7)
Telefónica Hispam Norte (2)	580	(13.3)	11.6	253	(31.9)	24.9
Other companies & eliminations	205	(25.2)	(25.9)	92	(4.3)	(4.9)
Telxius	284	56.5	53.7	106	116.2	115.8

Spectrum	1,501	73.0	73.3	37	(85.6)	(82.9)
Telefónica España	7	(94.6)	(94.6)	7	(94.3)	(94.3)
Telefónica Deutschland	1,425	n.s.	n.s.	—	—	—
Telefónica UK	—	—	—	—	—	—
Telefónica Brasil	—	—	—	—	—	—
Telefónica Hispam Sur (1)	32	53.5	73.8	29	n.s.	c.s.
Telefónica Hispam Norte (2)	38	(71.9)	(73.3)	1	(99.3)	(99.2)

OIBDA-CapEx	6,335	(15.0)	0.1	1,542	40.4	5.6
Telefónica España	2,040	(33.0)	(1.2)	916	127.0	5.0
Telefónica Deutschland	(143)	c.s.	(10.3)	366	43.0	(14.5)
Telefónica UK	1,200	199.8	1.4	257	(0.8)	(12.1)
Telefónica Brasil	2,257	(6.0)	(0.6)	622	26.7	5.2
Telefónica Hispam Sur (1)	433	(28.1)	32.0	(155)	c.s.	209.9
Telefónica Hispam Norte (2)	251	100.5	(15.5)	(221)	(32.1)	67.6
Other companies & eliminations	297	n.s.	21.1	(242)	n.s.	43.1
Telxius	220	16.6	(39.9)	16	(60.3)	c.s.

-Reconciliation included in the excel spreadsheets.
Notes:
-January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
-OIBDA and OI are presented before brand fees and management fees.
(1) Telefónica Hispam Sur includes Argentina, Chile, Peru and Uruguay
(2) Telefónica Hispam Norte includes Colombia, Mexico, Venezuela, Central America and Ecuador.
-Group consolidated results deconsolidate T. Panamá since 1 September 2019, T. Nicaragua since 1 May 2019, T. Guatemala since 1 January 2019 and Antares' results since 1 February 2019.
Organic criteria 2019: Assumes average constant foreign exchange rates of 2018, except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period) and excludes the hyperinflation adjustment in Argentina. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 16, write-offs, capital gains/losses from the sale of companies, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

The financial information related to January-December 2019 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). Telefonica Group applies hyper-inflation accounting to its companies whose functional currency is the Argentine peso for financial information of periods ended after July 1, 2018. The information presented in prior results to July 1, 2018 have not been restated.
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01
CONSOLIDATED RESULTS

Telefónica Group's access base stood at 344.3m at December 2019 and remained virtually stable y-o-y excluding changes in the perimeter. Customer value continued to improve with an average revenue per access organic increase of 3.1% y-o-y in Q4 (+4.3% in January-December) while churn remained stable.
Commercial highlights include: i) LTE accesses totalling 138.1m (+18% y-o-y) with a penetration of 58% (+11 p.p. y-o-y) and a 79% coverage (+2 p.p. y-o-y) ; ii) mobile contract accesses (129.7m; +5% y-o-y organic), posted quarterly organic net additions of 1.5m, already accounting for 50% of total mobile accesses (+4 p.p. y-o-y); iii) smartphones (172.6m; +5% y-o-y in organic terms), penetration of 73% (+6 p.p. y-o-y); and iv) FTTx/Cable (14.3m; +8% y-o-y), 89k quarterly net additions, accounting for 69% of total fixed broadband (+7 p.p. y-o-y), with 55.7m premises passed with own network (+10% y-o-y).
Telefónica Group's January-December 2019 results were affected by the exit from the perimeter of consolidation of T. Panamá (1 September), T. Nicaragua (1 May), T. Guatemala (1 January), and Antares (1 February), as well as the sale of 10 Data Centers. Their corresponding capital gains amounted to €676m in January-December at the OIBDA level whilst their exit from the perimeter detracted 0.8 p.p. from revenue y-o-y reported growth and 0.9 p.p. from that of OIBDA (-1.1 p.p. and -1.9 p.p.respectively in the fourth quarter).
At the same time, the reported variation of the consolidated financial statements for January-December 2019 reflected the adoption of IFRS 16 since 1 January 2019 (the statements for January-December 2018 were reported according to IAS 17). The organic variation excluded the impact of the accounting change to IFRS 16 (+€330m in October-December and +€1,509m in January-December on OIBDA; -€444m and -€1,633m respectively on depreciation and amortisation; -€48m and -€214m on net financial expenses; and -€129m and -€241m on profit attributable to ordinary equity holders of the parent company). The Consolidated Statement of Financial Position at 31 December 2019 included lease liabilities, including those held for sale, amounting to €7,379m.
On the other hand, exchange rate evolution negatively affected the Company's reported revenues for January-December 2019 (-3.5 p.p. to y-o-y growth in 2019; -3.0 p.p. in the quarter), mainly due to the depreciation of the Argentine peso against the Euro. Likewise, foreign currencies evolution reduced by 2.9 p.p. y-o-y OIBDA growth in 2019, mostly driven by the depreciation of the Argentine peso against the Euro, and by 1.7 p.p. y-o-y OIBDA growth in Q4, on the depreciation of the Brazilian real against the Euro. At the same time, the negative impact of the depreciation of currencies at OIBDA level (-€452m in 2019) decreased significantly in terms of cash flow generation (-€173m).
Additionally, the inflation adjustment impacted the consolidated results of the Telefónica Group in January-December (-€104m on revenues, -€39m on OIBDA,-€246m on OI and -€13m on CapEx) and in October-December (+€51m on revenues, +€40m on OIBDA, -€31m on OI and +€6m on CapEx), being the y-o-y evolution comparable in both periods as the Group started applying hyperinflation accounting to its companies whose functional currency is the Argentine peso for periods ending since 1 July 2018.
Revenues totalled €12,400m in the fourth quarter (€48,422m in January-December) and decreased by 4.0% y-o-y due to the changes in the perimeter and the currency depreciation effect aforementioned (-0.6% in January-December). In organic terms, revenues increased by 2.0% y-o-y in the fourth quarter (+3.2% in January-December), on the back of the sustained service revenue growth (+1.2% in the quarter; +2.0% in January-December) and handset sales (+6.8% in the fourth quarter; +13.4% in 2019).
Excluding the negative impact from regulation (-0.5 p.p. in the fourth quarter; -0.7 p.p. in 2019) revenues would have grown by 2.5% y-o-y organic (+3.9% in January-December).
Revenues coming from broadband connectivity and services beyond connectivity accounted for 55% of the total, +3 p.p. vs. 2018, reflecting the advance in the transformation process and greater business sustainability, while voice and access weight decreased by 3 p.p. to 32%.
Operating expenses were €8,859m in October-December (€35,129m in January-December) and decreased by 7.3% y-o-y (+3.5% in 2019) affected by the positive impact in 2019 associated with the application of the new IFRS 16 accounting standard mentioned above and currency evolution.

In organic terms, operating expenses increased by 3.3% y-o-y in the quarter (+5.0% in 2019). Supplies growth slowed down to 4.0% y-o-y in October-December (+6.2% in January-December) on lower sequential growth of high-value handset consumption and content costs, as well as higher interconnection savings, which more than offset higher expenses associated with increased IT business. Other operating expenses (+2.4% vs. October-December 2018; +3.8% vs. January-December 2018) registered higher network and system costs as well as customer management. Personnel expenses increased by 3.7% y-o-y in the quarter (+5.0% in 2019), mainly affected by salary updates in Argentina and higher expenses in Brazil, associated to the insourcing of IT/systems activities.
In the fourth quarter of 2019, provisions for restructuring costs amounted to €266m, affecting primarily personnel expenses; €106m in T. Hispam Sur, €96m in Other Companies, €36m in T. Hispam Norte and €31m in T. UK. In January-December, restructuring costs totalled €2,170m (mainly €1,732m in T. España in the third quarter).
Such provisions did not impact free cash flow generation and were carried out within the Company’s transformation and simplification process, which shall enable the generation of incremental savings and efficiencies with a positive impact on cash generation.
The average staff of January-December 2019 stood at 117,347 employees (-3.7% y-o-y).
Gains on sale of fixed assets totalled €220m in the fourth quarter (€100m in Q4 18), highlighting mainly the impact on OIBDA of capital gains from the sale of towers in T. Colombia and T. Ecuador (€99m), sale of fixed assets in T. España (€77m in the fourth quarter, €41m in Q4 18) and the sale of the Data Center of Miami (€14m).
The impairment of goodwill and other assets, €208m in October-December (€224m in January-December) was mainly associated to the impairment of goodwill allocated to T. Argentina (-€206m).
Operating income before depreciation and amortisation (OIBDA) totalled €3,669m in October-December (€15,119m in January-December) and increased by 3.8% y-o-y (-2.9% in January-December) positively affected by the impact from IFRS 16 accounting standard adoption. In addition, it is negatively impacted in the quarter by the provisions for restructuring costs, the impacts of the transformation of the operating model of T. México after the agreement reached with AT&T and the impairment of goodwill of T. Argentina.
Underlying OIBDA totalled €4,370m in the fourth quarter (€16,982m in January-December), after excluding restructuring costs (-€266m), impacts of the transformation of the operating model of T. México (-€239m), impairment of goodwill of T. Argentina (-€206m) and capital gains and other factors (+€10m).
In organic terms, OIBDA grew by 4.0% y-o-y in the quarter (+1.9% in 2019), on the back of sustained revenue growth and savings (from digitalisation and simplification), among other cost control measures. Excluding the negative impact of regulation (-0.6 p.p. in October-December; -0.6 p.p. in January-December), OIBDA would have increased by 4.6% y-o-y organic in October-December (+2.4% in January-December).
OIBDA margin stood at 29.6% in the fourth quarter (+2.2 p.p. y-o-y; +0.6 p.p. organic). In January-December, OIBDA margin reached 31.2% (-0.8 p.p. y-o-y vs. 2018; -0.4 p.p. in organic terms).
Depreciation and amortisation totalled €2,755m in October-December and increased by 11.6% y-o-y (+16.9% in January-December), affected by the aforementioned impact from IFRS 16 adoption. In organic terms, it decreased by 2.0% y-o-y in the fourth quarter (+2.0% in January-December).
Thus, operating income (OI) reached €914m in the fourth quarter (+12.4% organic). In 2019, operating income totalled €4,537m (+1.7% organic).
Net financial expenses in the fourth quarter totalled €440m vs. €380m in the same period of 2018, mostly driven by the impact from the adoption of IFRS 16. In January-December net financial expenses totalled €1,832m vs. €955m in 2018, due to the positive impacts on the financial statements associated with the favourable court ruling in Brazil in 2018 and the impact from the adoption of IFRS 16.
Corporate income tax amounted to €601m in the fourth quarter and was affected by a deferred tax assets reversal of T. México (-€454m). In January-December corporate income tax totalled €1,054m (€1,621m in 2018).
Profit attributable to non-controlling interests in the fourth quarter (€79m) fell 38.7% y-o-y, mainly due to lower profit attributable to minority interests of T. Colombia and T. Brazil, partly offset by lower negative profit attributable to minority interests of T. Deutschland. In January-December (€522m) decreased by 15.7% y-o-y, on the lower profit attributable to minority interests of T. Brazil, partially offset by the higher profit attributable to the minorities of Telefónica Centroamerica Inversiones from the sales of T. Panamá, T. Nicaragua and T. Guatemala.

Thus, the profit attributable to ordinary equity holders of the parent company in underlying terms totalled €986m in October-December (-€202 in reported terms) after excluding the impacts from the deferred tax assets reversal of T. México (-€454m), the impacts of the transformation of the operating model of T. México (-€275m), the impairment of goodwill of T. Argentina (-€206m), as well as the provisions for restructuring costs (-€193m) and capital gains and other factors (-€60m). In January-December the underlying net income reached €3,574m (€1,142m in reported terms).
Basic earnings per share in underlying terms amounted to €0.18 in the fourth quarter and €0.65 in January-December. In reported terms, EPS totalled -€0.05 and €0.17, respectively.
CapEx in January-December totalled €8,784m (+8.2% y-o-y) and included €1,501m of spectrum (€37m in Q4; €29m in T. Hispam Sur and €7m in T. España). In organic terms, it increased by 4.0% y-o-y affected by a different calendar of execution and continued to focus on accelerating excellent connectivity (deployment of LTE and fibre networks, increased network capacity and virtualisation) and improving quality and customer experience (implementation of AI in the Company's technology platforms).
OIBDA-CapEx reached €6,335m in January-December and decreased by 15.0% y-o-y (+0.1% organic).
Interest payments (€1,725m) increased by 5.4% y-o-y in 2019 mostly due to the impact from the adoption of IFRS 16, and declined by 5.9% excluding IFRS 16 thanks to the reduction of both debt and cost of debt. The effective cost of interest payments over the last 12 months (excluding IFRS 16) stood at 3.49% as of December 2019.
As a result of the extraordinary €702m tax refund in Spain, coupled with a new refund, of which €201m relate to compensating interests, tax payments in January-December amounted to a positive €272m. Excluding this effect, tax payments would be 26% below the reported figure for the same period of 2018, mainly due to lower corporate income tax payment at a Group level and the effect of exchange rates.
Working capital contributed €1,739m to free cash flow generation in January-December 2019 (€79m in 2018) explained by the deferred payment of the spectrum acquired in Germany, the application of Brazilian court rulings, real estate sales, expenses related to the transformation of the operating model of T. México (AT&T agreement) and restructuring costs, to be paid in following years. Furthermore, during the year, factoring measures on accounts receivable and extension of payment terms with suppliers or the factoring firm where those had been discounted were executed.
Operations with minority shareholders detracted €686m to free cash flow generation in January-December 2019 vs. the €746m drag in the same period of 2018.
Thus, free cash flow before principal payments of lease liabilities reached €7,429m in January-December 2019. However, after these payments (-€1,518m), free cash flow totalled €5,912m in January-December 2019 and increased by 20.6% y-o-y vs. 2018.
Net financial debt at December (€37,744m) decreased by €3,330m vs. December 2018 mainly driven by free cash flow generation (€5,912m), net financial divestments (€1,090m; sale of 10 Data Centers, T. Panamá, T. Nicaragua, T. Guatemala and Antares) and the issuance and replacement of capital instruments (€686m). In contrast, the factors that increased debt were: i) shareholder remuneration (€2,438m, including coupon payments of capital instruments), ii) labour-related commitments (€840m), and iii) other factors (€1,080m; mainly partial compensations from favourable Brazilian court rulings in 2018 and the extension of payment terms with suppliers or the factoring firm, partially offset by the positive impact of the transformation of the operating model of T. México).
In the fourth quarter, net financial debt decreased by €549m thanks to free cash flow generation (€1,762m). In contrast, the factors that increased debt were: i) shareholder remuneration (€909m, including coupon payments of capital instruments), ii) labour-related commitments (€244m) and iii) other factors (€60m; mainly the partial compensations from favourable Brazilian court rulings in 2018, partially offset by the positive impact of the transformation of the operating model of T. México).
On the other hand, following the adoption of IFRS 16, lease liabilities, including those held for sale, amounted to €7,379m. Net financial debt including lease liabilities amounted to €45,123m.
In 2019, the financing activity of Telefónica amounted to €8,299m equivalent (without considering the refinancing of commercial paper and short-term bank loans) and focused on maintaining a solid liquidity position and refinancing and extending debt maturities (in an environment of low interest rates). Thus, as of the end of December, the Group has covered debt maturities for the next two years. The average debt life stood at 10.5 years (vs. 9.0 years in December 2018).

After the closing, in January, Telefónica Germany GmbH & Co. OHG signed a second financing tranche with the EIB (€150m with maximum maturity date in 2029).
In addition, Telefónica Europe, B.V., launched its first green issuance of Undated Deeply Subordinated Guaranteed Fixed Rate Reset Securities, with the subordinated guarantee of Telefónica, S.A., (€500m and subject to a call option excercisable from the 7.25 anniversary of the issuance date) and a tender offer for the purchase of two existing hybrid references. Telefónica Europe, B.V. accepted the purchase in an aggregate principal amount of €383m equivalent and exercised the early redemption option with respect to both instruments for a total amount of €112m equivalent. The latest transaction, together with the tender offer exercised in March 2019, implied extending the average years to call, from 4.0 (December 2018) to 4.7, and reducing the average coupon paid from 4.70% to 3.74%.
Also, in January, Telefónica Emisiones closed an issuance of Notes amounting to €1,000m, due on February 2030 and with an annual coupon of 0.664%.
In 2019, Telefónica Group obtained funding by means of extending payment terms with suppliers or the factoring firm where those had been discounted, for a total of €392m equivalent (€507m equivalent in January-December 2018).
Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,465m at December.
At December, Telefónica maintained undrawn, committed credit lines with different credit institutions for an amount of €13,679m (€12,789m maturing in over twelve months) which, combined with the cash equivalents position and current financial assets, placed liquidity at €22,839m.

Definitions:
Organic growth: Assumes average constant foreign exchange rates of 2018, except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period) and excludes the hyperinflation adjustment in Argentina. Considers a constant perimeter of consolidation. Excludes the effect of the accounting change to IFRS 16, write-downs, capital gains/losses from the sale of companies, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.
Underlying growth: Reported figures excluding write-downs, capital gains/losses from the sale of companies, restructuring costs, material non-recurring impacts and depreciation and amortisation charges from purchase price allocation processes.

Digitalisation and Monetisation
(y-o-y changes in organic terms)

Telefónica continued evolving its network infrastructure and offering excellent connectivity.

–
The Group's FTTx/cable network totalled 127.8m premises passed (55.7m owned network; +10% y-o-y); 23.1m FTTH in Spain, 21.1m in Brazil and 11.4m FTTx/cable in Hispam (+21% y-o-y). Retail FTTx/cable connected accesses totalled 14.3m (+8% y-o-y), and UBB accesses accounted for 69% of the total broadband base (+8 p.p. y-o-y).

Investment in fibre boosted revenues and efficiency as it is associated with copper legacy switch off plan. Over its lifetime of more than 30 years, fibre will evolve technologically to offer up to 10 Gbps symmetrical and optimise 5G deployment. At the same time, the transformation of the “Open Access” access network will support more flexible and virtually managed services.

–
LTE coverage stood at 79% (+2 p.p. y-o-y; 96% in Europe and 73% in Latin America) with traffic yet accounted for 78% of total and its deployment is benefiting from the spectral efficiency of 4G (2.4x vs. 3G) and the spectrum released in 2G (56% in 2019 vs. 41% in 2016), which effect was increased by VoLTE (12% over total voice traffic).

Moreover, and thanks to the “MIMO 4x4” deployment, “Carrier Aggregation” and “256 QAM” will also improve the benefits of LTE network (wireless coverage, speed and capacity) and therefore the customer experience.
Thanks to these technologies, a greater amount of information can be transmitted using the same spectrum as with previous technologies, increasing its usage efficiency and, on the other hand, allowing our customers to enjoy their services at a greater speed.

5G deployment is underpinned by fibre leadership and network virtualisation (“UNICA” in 10 countries), highlighting:

◦	The 5G Technology Cities project (Talavera de la Reina, Segovia, Málaga, Alcobendas and Barcelona) driving the development and verification of new use cases.

◦
The world's pioneering validation of 5G technology and augmented reality in the performance of remote surgery (Spain-Japan) and its real time transmission with the possibility of Physicians’ interaction.

◦	The agreement with BBVA for the deployment of 5G technology in its headquarters through which differential services can be created adapted to customers’ needs.

◦	In the UK, the extension of the 5G service to 21 cities by the end of 2019.

◦	Progress in validating new technologies such as “Massive MIMO”, “OpenRAN” and “Open Source MANO” for the arrangement of “Network Slices” on the same infrastructure.

–
Network sharing agreements (increasing efficiency in the use of resources and quality of service), included the one signed with Vodafone-in the UK for 5G and in Germany for access to its cable network in Brazil, that signed with TIM for 2G compaction and 3G/4G deployment, in Germany, the collaboration agreement with Tele Columbus to access its fibre and cable network, and in Mexico, the agreement with AT&T to use its last mile wireless network infrastructure to provide service to our customers. In parallel, mobile and fixed legacy network switch-off plans (3G and copper) were accelerated in Spain and LatAm.

–	The transformation of the core data network (IP network) reached 58% (+29 p.p. y-o-y), assuming less investment to support the same level of traffic (40% compared to the previous IP technology).

–
Unified fixed access customer equipment ecosystem developed in house now totals 36m, 6.6m of which are HGUs, accounting for 82% of FTTH customers. The portfolio continued to evolve by adding new devices adapted to new technologies (XGS-PON and WiFi 6, WiFi 4K, Cable).

Telefónica has increased migration to “Full Stack” by 5 p.p. y-o-y, with 35% of customers migrated (103m) at the close of 2019, and 69% of processes digitalised and managed in real time (+4 p.p. y-o-y).
The E2E Digital Transformation programme was accelerated, allowing to capture >€420m savings in 2019, above the target of >€340m, which are on top of the >€300m captured in 2018. In sum, over two thirds of the >€1Bn commitment of savings for the 2017-20 programme have already been achieved:

–	Improvement of the digital experience in the sales process
+28% y-o-y increase in online commercial operations in 2019, mainly driven by the optimisation of digital marketing with the use of big data and tailor-made offers. Optimisation of digital sales value chain processes with “Agile” improving “time to market” and effectiveness of the campaigns.

–	Digitalisation of customer services
-12% in calls to Contact Centres vs. 2018, thanks to gradual digitalisation and automation of contacts. Cognitive Platforms at Contact Centres answered >50m calls, >14% fully automated (with levels of understanding of 90%).
Blockchain applied in supply chain management in Brazil, over 800,000 transactions per day.

–	Process automation
In 2019, >1,500 robots were deployed, with a significant impact on both service quality and efficiency. In Brazil, technical visits to customers were reduced by >24%, service time in the B2B segment by >50% and back-office automation by >80%.
On the third platform, flexible proposals for the consumer segment were increased with the launch of “O2 Extras” in the UK and “Planes Familia” in Colombia. Handset revenues posted further double-digit growth (+13.4% in 2019), driven by initiatives such as the digital renewal program - Phoenix - (7 countries), eSIM (8 countries) and the commercial launch of Apple Watch by the four main operators.
In business segment, the “Core Digital” offering (Communication, Cloud, Security), which can be configured with a broad portfolio of own and third-party VAS, is underpinned by the scale and differential quality of the Group's fixed assets. Business revenues in Q4 (€2,415m) were up 3.6% y-o-y and in 2019 (€9,458m) by 4.4% (Europe: €5,256m, +1.9% and Latin America: €4,201m, +7.2%) driven by digital services (€631m: +19.2% in Q4; €2,205m: +26.2% in 2019) mainly Cloud, IoT/Big Data and Security. Initially, Telefónica Tech will combine these three high-potential digital businesses to accelerate their growth exponentially thanks to more agile and efficient processes and the incorporation of new partners.

The NPS (Net Promoter Score) global indicator which measures customer satisfaction, closed 2019 at 21% (+1 p.p. y-o-y).
The Group's digital services revenue totalled €2,023m in Q4 (+11.5% y-o-y) and €7,745m in 2019 (+17.1%):

–
Vídeo revenues (€769m in the quarter; 38% of digital revenues) picked up speed and grew 6.8% y-o-y (+6.0% in 2019; €3,027m) with 9.7m accesses (8.4m pay TV, +11% y-o-y in IPTV, and 1.3m active “Movistar Play” OTT active accesses in Latin America, +86% y-o-y).

–	Advanced Digital Services revenues (€479m; 24% of digital revenues) rose 13.6% y-o-y in the quarter (+28.0% in 2019 to €1,743m) driven by the business segment:

◦
Cloud (€176m in Q4: +0.5%; €697m in 2019: +18.0%) closed 2019 with solid growth, strong progress in the IaaS and SaaS businesses (which grew >50%), > 900k O365 licenses and the launch of Professional Services in Spain. During the quarter, growth trend slowed down due to seasonal effects in the execution of projects planned for 2020.

◦
IoT (€152m in Q4; +45.5% y-o-y; €530m in 2019: 45.4%) totalled 23.8m accesses (+1.4m in Q4), with strong growth in IoT solutions based on specialised integration, new equipment and robust networks. Telefónica, for the sixth consecutive year, is the leader in the “Gartner Magic Quadrant" for IoT services managed worldwide.

◦
Security (€145m in Q4; +6.2% y-o-y; €497m in 2019; +26.5%) continued its solid progress, although the y-o-y comparison is less favourable in Q4. The investment in relevant start-ups (CPI Consulting, Hdiv and Balbix) and the closing of important contracts stood out in the quarter.

–	Contents revenue €570m; €2,258m in the year) were up 15.5% (+28.0% in 2019) mainly due to Brazil and Other Digital Services (€207m; €718m in 2019) up 13.6% (+11.1% in 2019) on advertising.
Furthermore, the scale of the Group's digital platforms increased in 2019. Thus, “Smart WiFi”, reached 1.4m users in 6 countries; “Novum” supports more than 28.7m users who self-manage their Telefónica services in 8 countries and in “Financial Services”, €50M have been financed to customers in Spain, Brazil and Colombia.
Lastly, Finally, with the fourth platform, 40 AI and Big Data products were deployed on standardized capabilities, services such as Phoenix and Neptune (optimization of mobile network planning) and personalized offers have been launched. In addition, the business layer has been standardized in all countries, to improve data-based decisions.
For the final customer, the fourth platform consists of several projects: “Movistar Home” - home assistant, and LUCA portfolio, which offers companies support in the creation of AI capabilities.

Telxius
(y-o-y changes in organic terms)

Within the new Telefonica action plan announced in November, Telefonica Infra was created with the objective of maximising the value of the existing assets and developing alternative infrastructure deployment models to accelerate growth. This unit will benefit from a robust starting point, with 50.01% of Telxius as the main asset, and will manage stakes in investment vehicles that operate infrastructure assets serving both, Telefonica business units and third parties.
Telxius closed 2019 with solid economic and financial results (+4.9% y-o-y in revenue and +5.9% in OIBDA), as well as operational results with 512 towers built and the acquisition of 1,157 towers from Telefónica in Spain, Peru and Chile. Moreover, in Q4 it was agreed the acquisition of 1,909 towers from Telefónica in Brazil, so Telxius' portfolio exceeded 20,257 towers after this transaction was completed on 7 February.
Likewise, during Q2 19 Telxius announced a collaboration with América Móvil to boost communication services in the Latin American Pacific region by prospecting and analysing the deployment of a new submarine cable from Guatemala to Chile, with additional mooring points in Ecuador, Peru and Chile. As such, Telxius is completing the replacement planning of its iconic SAM-1 submarine cable, adding the Pacific area to the Atlantic section already covered from Brazil to the US with its BRUSA cable.

During Q4 19, Telxius posted once again solid financial results and a consistent operational performance. In the Tower business it is noted the construction of 151 new towers (148 in Q3 19; 512 towers in 2019) and the acquisition of 67 towers from Telefónica in Peru, up to a total of 1,157 towers in 2019. Thus, portfolio reached 18,348 towers in December (+10.0% y-o-y), with a tenancy ratio of 1.36x.
In the Cable business, it is worth highlighting the good commercial momentum, especially in new sales, together with emblematic agreements in MAREA with relevant North American, Asian and European carriers.
Revenues for the quarter amounted to €207m (+6.8% y-o-y), mainly driven by Towers business (€94m; +10.1% y-o-y) and to a lesser extent by Cable's business (€114m; +4.2% y-o-y). In 2019, revenues reached €842m (+4.9%); Towers business €355m (+9.2%) and Cable business €488m (+1.9%).
OIBDA in Q4 19 reached €123m (positively impacted on IFRS 16 adoption; +€27m), with a y-o-y growth of 5.3%. OIBDA margin stood at 59.2% (-0.7 p.p. y-o-y). In January-December, OIBDA amounted to €504m (+€104m on IFRS 16 adoption) and increased by 5.9% y-o-y, with an OIBDA margin of 59.8% (+0.5 p.p. y-o-y).
CapEx in 2019 amounted to €284m and increased by 53.7% y-o-y, including the acquisition of towers, land and real estate rights. Excluding these acquisitions, CapEx maintained the decreasing trend after the completion of the deployment of MAREA and BRUSA cables in 2018.
Thus, OIBDA-CapEx amounted to €220m in January-December (€401m excluding towers and land acquisitions; +54.0% y-o-y).

TELEFÓNICA
ACCESSES
Unaudited figures (thousands)
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	338,190.8	338,830.1	337,396.8	337,051.5	331,995.4	326,231.2	324,975.2	322,422.2	(4.3)
Fixed telephony accesses (1)	36,674.0	36,281.6	35,733.5	35,273.6	34,262.8	33,202.5	32,338.2	31,285.4	(11.3)
Internet and data accesses	21,827.0	21,911.5	22,087.7	22,087.5	21,956.2	21,788.5	21,596.2	21,166.9	(4.2)
Broadband	21,385.9	21,460.2	21,638.0	21,645.2	21,586.5	21,449.2	21,262.9	20,837.1	(3.7)
FTTx/Cable	11,491.8	12,216.0	12,766.4	13,213.1	13,580.5	13,931.1	14,191.8	14,280.9	8.1
Mobile accesses	271,084.9	271,901.0	270,730.3	270,814.9	266,948.5	262,471.8	262,439.1	261,532.9	(3.4)
Prepay	153,623.2	152,234.0	149,131.7	147,062.0	142,125.6	135,997.9	134,228.9	131,791.8	(10.4)
Contract	117,461.7	119,667.0	121,598.5	123,752.9	124,822.9	126,473.9	128,210.1	129,741.1	4.8
M2M	16,778.1	17,623.4	18,397.9	19,483.0	20,388.6	21,357.5	22,390.1	23,770.4	22.0
Pay TV	8,604.9	8,736.1	8,845.3	8,875.4	8,828.0	8,768.5	8,601.7	8,437.1	(4.9)

Wholesale Accesses	19,021.1	18,966.5	19,207.0	19,520.0	20,419.6	20,349.2	20,845.4	21,912.7	12.3
Fixed wholesale accesses	4,222.2	4,082.6	3,987.7	3,951.5	3,895.1	3,859.9	3,851.1	3,822.8	(3.3)
Mobile wholesale accesses (2)	14,798.9	14,883.9	15,219.3	15,568.5	16,524.5	16,489.3	16,994.3	18,089.9	16.2
Total Accesses	357,211.9	357,796.6	356,603.8	356,571.5	352,415.0	346,580.4	345,820.6	344,334.9	(3.4)
- T. Panamá's accesses excluded since 1 September 2019, T. Nicaragua's since 1 May of 2019 and T. Guatemala's since 1 January of 2019.
(1) Includes fixed wireless and VoIP accesses. In Spain, since Q1 18 business accesses were reclassified.
(2) Since Q4 19, 665k wholesale accesses have been reclassified from Mobile contract to Wholesale accesses in UK.

TELEFÓNICA
MOBILE ACCESSES
Unaudited figures
	2018				2019

	March	June	September	December	March	June	September	December	%Chg

Contract percentage (%)	43.3%	44.0%	44.9%	45.7%	46.8%	48.2%	48.9%	49.6%	3.9 p.p.
Smartphones ('000)	161,572.5	163,886.0	166,794.1	167,693.5	166,241.7	165,070.0	168,284.4	172,550.1	2.9
Smartphone penetration (%)	64.4%	65.3%	66.9%	67.5%	68.2%	69.1%	70.8%	73.3%	5.8 p.p.
LTE ('000) (1)	102,910.4	106,617.8	111,529.1	117,369.5	121,494.0	126,229.0	129,790.4	138,129.5	17.7
LTE penetration (%)	40.5%	41.9%	44.2%	46.7%	49.3%	52.4%	54.1%	58.1%	11.4 p.p.
(1) Impact of 3.2m accesses in October 2019 due to technical adjustments (database) in T.Deutschland.

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2019	2018	Reported	Organic	2019	2018	Reported		Organic

Revenues	48,422	48,693	(0.6)	3.2	12,400	12,917	(4.0)		2.0
Internal exp. capitalised in fixed assets	890	815	9.3	11.8	246	220	11.7		16.9
Operating expenses	(35,129)	(33,955)	3.5	5.0	(8,859)	(9,560)	(7.3)		3.3
Supplies	(13,635)	(14,013)	(2.7)	6.2	(3,744)	(3,998)	(6.3)		4.0
Personnel expenses	(8,066)	(6,332)	27.4	5.0	(1,749)	(1,860)	(6.0)		3.7
Other operating expenses	(13,427)	(13,611)	(1.3)	3.8	(3,366)	(3,702)	(9.1)		2.4
Other net income (expense)	38	142	(73.3)	(42.5)	(129)	88	c.s.		(63.7)
Gain (loss) on sale of fixed assets	1,121	217	n.s.	251.0	220	100	119.5		271.1
Impairment of goodwill and other assets	(224)	(341)	(34.4)	c.s.	(208)	(228)	(8.9)		c.s.
Underlying operating income before D&A (OIBDA)	16,982				4,370
Operating income before D&A (OIBDA)	15,119	15,571	(2.9)	1.9	3,669	3,537	3.8		4.0
OIBDA Margin	31.2%	32.0%	(0.8 p.p.)	(0.4 p.p.)	29.6%	27.4%	2.2	p.p.	0.6	p.p.
Depreciation and amortization	(10,582)	(9,049)	16.9	2.0	(2,755)	(2,468)	11.6		(2.0)
Operating income (OI)	4,537	6,522	(30.4)	1.7	914	1,068	(14.4)		12.4
Share of profit (loss) of investments accounted for by the equity method	13	4	215.5		3	2	40.9
Net financial income (expense)	(1,832)	(955)	91.8		(440)	(380)	15.8
Profit before taxes	2,718	5,571	(51.2)		478	691	(30.8)
Corporate income tax	(1,054)	(1,621)	(35.0)		(601)	48	c.s.
Profit for the period	1,664	3,950	(57.9)		(123)	739	c.s.
Attributable to equity holders of the Parent	1,142	3,331	(65.7)		(202)	610	c.s.
Attributable to non-controlling interests	522	619	(15.7)		79	128	(38.7)
Weighted average number of ordinary shares outstanding during the period (millions)	5,119	5,127	(0.1)		5,114	5,127	(0.2)
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.17	0.57	(70.6)		(0.05)	0.11	c.s.
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.65				0.18
Notes:
- Group consolidated results deconsolidate T. Panamá since 1 September 2019, T. Nicaragua since 1 May 2019, T. Guatemala since 1 January 2019 and Antares' results since 1 February 2019.
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
- After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Soberano/Euro. As of the closing of December 2019 Telefónica uses a synthetic exchange rate of 68,448.2 Venezuelan bolivars soberanos per dollar.
- Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€282m in January-December 2019 and €402m in January-December 2018), by the weighted average number of ordinary shares outstanding during the period.

TELEFÓNICA
GUIDANCE 2019
	2019 Guidance	2019
		Jan - Dec

Revenues (% Chg YoY)	Growing around 2%	3.2%

OIBDA (% Chg YoY)	Growing around 2%	1.9%

CapEx / Sales	Around 15%	15.0%
Organic criteria 2019: Assumes average constant foreign exchange rates of 2018, except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period) and excludes the hyperinflation adjustment in Argentina. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 16, write-offs, capital gains/losses from companies sale, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	December 2019	December 2018	% Chg

Non-current assets	94,549	90,707	4.2
Intangible assets	16,034	16,856	(4.9)
Goodwill	25,403	25,748	(1.3)
Property, plant and equipment	32,228	33,295	(3.2)
Rights of Use	6,939	n.a.
Investments accounted for by the equity method	140	68	104.5
Financial assets and other non-current assets	7,123	7,109	0.2
Deferred tax assets	6,682	7,631	(12.4)
Current assets	24,328	23,340	4.2
Inventories	1,999	1,692	18.1
Receivables and other current assets	10,785	10,579	1.9
Tax receivables	1,561	1,676	(6.9)
Other current financial assets	3,123	2,209	41.4
Cash and cash equivalents	6,042	5,692	6.2
Non-current assets classified as held for sale	818	1,492	(45.2)

Total Assets = Total Equity and Liabilities	118,877	114,047	4.2

Equity	25,450	26,980	(5.7)
Equity attributable to equity holders of the parent and other holders of equity instruments	17,118	17,947	(4.6)
Equity attributable to non-controlling interests	8,332	9,033	(7.8)
Non-current liabilities	63,236	57,418	10.1
Non-current financial liabilities	43,288	45,334	(4.5)
Non-current Lease liabilities	5,626	n.a.
Payables and other non-current liabilities	2,928	1,890	54.9
Deferred tax liabilities	2,908	2,674	8.7
Non-current provisions	8,486	7,520	12.8
Current liabilities	30,191	29,649	1.8
Current financial liabilities	9,076	9,368	(3.1)
Current Lease liabilities	1,600	n.a.
Payables and other current liabilities	14,903	15,485	(3.8)
Current tax payables	2,560	2,047	25.1
Current provisions	1,672	1,912	(12.6)
Liabilities associated with non-current assets held for sale	380	837	(54.6)

Financial Data

Net Financial debt (1)	37,744	41,074	(8.1)
Net Financial Debt plus Lease Liabilities	45,123	n.a.
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of
Telefónica in Argentina are adjusted by inflation.
(1) Net financial debt calculation has been redefined in the 1st quarter 2019 excluding the mark to market adjustment of the unmatured cash flow hedges associated to debt instruments. This change seeks to eliminate the asymmetry generated by the accounting valuation method of both financial instruments; the debt instrument valued at amortized cost and the derivative at market value. The change has been applied to all comparative periods. Also, following the entry into force of IFRS 16 since 1st January 2019, for comparison purposes, the net financial debt figure of December 2018 has been modified to exclude the lease liability of finance leases.

TELEFÓNICA
NET FINANCIAL DEBT PLUS COMMITMENTS
Unaudited figures (Euros in millions)
December 2019

Non-current financial liabilities	43,288
Current financial liabilities	9,076
Gross Financial Debt	52,364
Cash and cash equivalents	(6,042)
Other assets included in "Other current financial assets"	(3,118)
Cash and other current financial assets included in "Non-current Assets Held for Sale"	(24)
Positive mark-to-market value of long-term derivative instruments	(3,389)
Other liabilities included in "Payables and other non-current liabilities"	401
Other liabilities included in "Payables and other current liabilities"	73
Other assets included in "Financial assets and other non-current assets"	(904)
Other assets included in "Receivables and other current assets"	(813)
Other assests included in “Tax receivables"	(452)
Financial liabilities included in "Liabilities associated with non-current assets held for sale"	36
Finance Leases under IAS 17	n.a
Mark-to-market adjustment by cash flow hedging activities related to debt	(388)
Net Financial Debt*	37,744
Lease Liabilities	7,379
Net Financial Debt including Lease liabilities	45,123
Gross commitments related to employee benefits	6,711
Value of associated Long-term assets	(75)
Tax benefits	(1,739)
Net commitments related to employee benefits	4,897
Net financial debt plus commitments*	42,641
Net Financial Debt / OIBDA	2.46x
Notes:
* Includes assets and liabilities defined as net financial debt plus commitments for El Salvador and Costa Rica, that are classified as non-current assets held for sale and liabilities associated with non-current assets held for sale.
In December 2019, net financial debt includes a positive value of the derivatives portfolio for a net amount of €1,948m, €2,882m included as financial liabilities and €4,830m included as financial assets.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - December

	2019	2018	% Chg

Cash received from operations	57,699	58,815
Cash paid from operations	(41,224)	(42,891)
Net payments of interest and other financial expenses net of dividends received	(1,725)	(1,636)
Net interest and other financial expenses paid	(1,754)	(1,664)
Dividends received	29	28
Taxes proceeds / (paid)	272	(865)
Net cash flow provided by operating activities	15,022	13,423	11,9

(Payments)/proceeds on investments in property, plant and equipment and intangible assets	(7,659)	(8,585)
Proceeds from the sale in property, plant and equipment and intangible assets	751	192
Payments on investments in property, plant and equipment and intangible assets	(8,410)	(8,777)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	1,723	29
Payments on investments in companies, net of cash and cash equivalents acquired	(12)	(3)
Proceeds on financial investments not included under cash equivalents	1,835	1,004
Payments on financial investments not included under cash equivalents	(1,132)	(965)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents, net	(396)	(202)
Government grants received	—	37
Net cash flow used in investing activities	(5,641)	(8,685)	(35,1)

Dividends paid	(2,742)	(2,794)
Proceeds from issue of share capital increase	—	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(504)	379
Operations with other equity holders (1)	390	(561)
Proceeds on issue of debentures and bonds, and other debts	4,186	4,289
Proceeds on loans, borrowings and promissory notes	1,702	3,973
Cancellation of debentures and bonds, and other debts	(3,653)	(4,654)
Repayments of loans, borrowings and promissory notes	(6,356)	(4,040)
Lease Principal Payments	(1,518)	n.a.
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(526)	(472)
Net cash used in financing activities	(9,021)	(3,880)	132,2

Effect of changes in exchange rates	7	(244)
Cash reclassified to assets held for sale	(14)	(111)
Effect of changes in consolidation methods and others	(3)	(3)
Net increase (decrease) in cash and cash equivalents during the year	350	500	(30,0)

Cash and cash equivalents at the beginning of the period	5,692	5,192
Cash and cash equivalents at the end of the period	6,042	5,692
Notes:
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of
Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
(1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - December

		2019	2018	% Chg

I	Cash flow from operations	16,475	15,961	3.2
II	Net interest payment (1)	(1,725)	(1,636)
III	Payment for income tax	272	(865)
A=I+II+III	Net cash provided by operating activities (2)	15,022	13,460	11.6
B	Net payment for investment in fixed and intangible assets (includes payments of financed spectrum without explicit interest) (3)(4)	(7,746)	(8,585)
	Spectrum (5)	(158)	(674)
C=A+B	Net free cash flow after CapEx	7,276	4,875	49.3
D	Net payment for financial investment	2,414	65
E	Net payment for operations with minority shareholders and treasury stock (6)	(2,856)	(2,976)
F=C+D+E	Free cash flow after dividends	6,834	1,964	247.9
G	Effects of exchange rate changes on net financial debt	268	(213)
H	Effects on net financial debt of changes in consolid. and others (7)	3,236	(51)
I	Net financial debt at beginning of period (8)	41,074	43,301
J=I-F+G+H	Net financial debt at end of period (8)	37,744	41,074	(8.1)
K	Lease Liabilities (9)	7,379	n.a.
L=J+K	Net Financial Debt plus Lease Liabilities at end of period (9)	45,123	n.a.

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - December

	2019	2018	% Chg

OIBDA	15,119	15,571	(2.9)
- CapEx accrued during the period	(8,784)	(8,119)
- Payments related to cancellation of commitments	(840)	(775)
- Net interest payment	(1,725)	(1,636)
- Payment for tax	272	(865)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(451)	323
- Investment In working capital and other deferred income and expenses and Others (3)(4)(10)	3,684	376
= Net Free Cash Flow after CapEx	7,276	4,875	49.3
+ Payments related to cancellation of commitments	840	775
- Dividends paid to minority shareholders	(686)	(746)
= Free Cash Flow excluding Lease Principal Payments (9)	7,429	n.a.
- Lease Principal Payments (9)	(1,518)	n.a.
= Free Cash Flow including Lease Principal Payments	5,912	4,904	20.6
Weighted average number of ordinary shares outstanding during the period (millions)	5,119	5,127
= Free Cash Flow per share excluding Lease Principal Payments (9)	1.45	n.a.
= Free Cash Flow per share (euros)	1.15	0.96	20.7
Notes:
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
(1) Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2) Includes government grants received.
(3) Includes net cash received from sale of real estate.
(4) Includes €87m from payments of financed spectrum without explicit interest of T. Deutschland in January-December 2019.
(5) Figures in €m. 2019 includes mainly: 130 in Mexico, 2 in Spain, 1 in UK, 4 in Colombia, 3 in Uruguay, 1 in Ecuador and 18 in El Salvador. In 2018 mainly: 591 in UK, 21 in Spain, 2 in Brazil, 6 in Argentina, 4 in Colombia, 31 in Mexico and 20 in Costa Rica.
(6) Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.
(7) Includes Lease Principal Payments following IFRS 16 adoption.
(8) Net financial debt calculation has been redefined in the first quarter of 2019 excluding the mark to market adjustment of the unmatured cash flow hedges associated to debt instruments. This change seeks to eliminate the asymmetry generated by the accounting valuation method of both financial instruments; the debt instrument valued at amortized cost and the derivative at market value. The change has been applied to all comparative periods. Also, following the entry into force of IFRS 16 since 1 January 2019, for comparison purposes, the net financial debt figure of December 2018 has been modified to exclude the lease liability of finance leases.
(9) Considered since 1 January 2019. No data available in 2018.
(10) Includes €1,945m in January-December 2019 related to commitments associated with long-term restructuring plans mainly in Spain.

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Dec 2019	Jan - Dec 2018	December 2019	December 2018

USA (US Dollar)	1.119	1.180	1.123	1.145
United Kingdom (Sterling)	0.877	0.885	0.851	0.895
Argentina (Argentine Peso) (3)	67.259	43.303	67.259	43.303
Brazil (Brazilian Real)	4.411	4.292	4.526	4.438
Chile (Chilean Peso)	785.324	756.458	840.795	795.754
Colombia (Colombian Peso)	3,670.088	3,485.231	3,680.056	3,722.094
Costa Rica (Colon)	660.502	684.463	647.249	700.771
Guatemala (Quetzal)	8.617	8.873	8.645	8.861
Mexico (Mexican Peso)	21.548	22.688	21.184	22.507
Nicaragua (Cordoba)	37.074	37.238	37.999	37.030
Peru (Peruvian Nuevo Sol)	3.735	3.878	3.721	3.864
Uruguay (Uruguayan Peso)	39.383	36.200	41.895	37.116
Venezuela (4)	76,863.861	8,714.287	76,863.861	8,714.287
(1) Average exchange rate for the period.
(2) Exchange rates as of 31/12/19 and 31/12/18.
(3) Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
(4) After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Soberano/Euro. As of the closing of December 2019 and December 2018, Telefónica uses a synthetic exchange rate of 68,448.2 and 7,608.4 Venezuelan bolivars soberanos per dollar respectively.

NET FINANCIAL DEBT STRUCTURE BY CURRENCY
Unaudited figures
	December 2019

	EUR	LATAM	GBP	USD

Net financial debt structure by currency	78%	11%	10%	1%

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures
	December 2019
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	94%	7%	(1%)
(1) Includes positive value of derivatives and other financial debt.

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	7/11/2016
Fitch1	BBB	F-2	Stable	5/9/2016
S&P1	BBB	A-2	Stable	17/5/2016
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

02
TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

Telefónica España posted a 0.6% y-o-y increase in service revenues in 2019, after growing in all quarters (+0.4% in Q4) and 0.1% in OIBDA thanks to the +3.1% increase in October-December (+2.9 p.p. vs. Q3).
Convergent customers (4.7m) increased by 1% y-o-y despite the slight net quarterly loss (-15k). However, the number of convergent services continued to grow quarter-on-quarter to 23.0m (+3% y-o-y), resulting in a 2% increase in services per customer (4.9) compared to 2018. It is worth highlighting the growth in convergent fibre accesses at premium speed (+24% y-o-y), mobile contract (+5%) and pay TV (+2%), as well as the progressive traction of "O2". Commercial activity in the last quarter was affected by the end of promotions in October, although it recovered in the second half of the quarter.
Convergent ARPU stood at €88.4 in the quarter (+0.2% y-o-y), declining sequentially due to seasonal effects, the increased presence of "O2" and the impact of promotions. Churn in the quarter (1.6%) was similar to previous quarters and improved month-on-month throughout the quarter to 1.2% in December.
Total accesses stood at 41.8m, stable y-o-y in line with the consumer access base. Retail fibre accesses increased by 10% and mobile contract accesses by 5%, while retail fixed broadband accesses decreased by 1.5% y-o-y and pay TV accesses remained stable.
T. España increased the uptake of connected fibre customers on its own network to 28% (+2 p.p. y-o-y) over the 23.1m premises passed with fiber to the home (+449k in the quarter). Total connected fibre accesses (retail and wholesale) stood at 6.5m and continued to grow strongly (+10% retail; +42% wholesale), accounting for 72% of fixed broadband retail customers and 57% of wholesale customers (+18 p.p. y-o-y).
Revenues in the quarter (€3,266m) rose 0.4% y-o-y, as did service revenues (handset revenues +1.5%). By segments, Consumer declined (-1.2% y-o-y), as the growth in convergent revenues did not offset the decline in non-convergent revenues, Business accelerated its growth to +1.9% leveraged on IT and Wholesale and Others grew to +2.4% y-o-y. In 2019, total revenues (€12,767m) and service revenues (€12,394m) rose 0.5% and 0.6% y-o-y respectively.
Operating expenses in October-December amounted to €2,069m (+1.3% y-o-y) and in 2019 totalled €8,224m in organic terms (+2.6% y-o-y, mainly excluding the provision of €1,732m in personnel expenses booked in the third quarter). Supply costs slowed down its growth (+8.9% in the quarter), and the net cost of content dropped significantly from this quarter (+1%; vs. +21% in the first half of the year) as the year-on-year comparison became more homogeneous (both in gross cost and wholesale revenue). Personnel expenses trend changed and decreased by 3.3% reflecting the savings (€36m) resulting from the departure of employees who joined the redundancy plan. The 2019 plan will generate around €210m of recurrent savings since 2020. The headcount at the end of December totalled 22,869 employees (-9.6% y-o-y). Other operating expenses were down 7.8% due to lower commercial costs.
As a result of this improved operating expense performance, OIBDA growth accelerated significantly to +3.1% year-on-year in Q4 (€5,311m in underlying terms in 2019, €1,368m in the quarter), improving 2.9 p.p. vs. the previous quarter. Likewise, this year-on-year growth was positively impacted, by higher capital gains on the sale of real estate and other assets (+€77m in Q4 19 and +€44m in Q4 18), arising from the increasingly visible execution of the copper switch-off plan after the first four central exchanges with ULL were closed in Q4, and negatively by -€8m of other non recurrent operating expenses in Q4. In organic terms, the OIBDA margin stood at 39.9% in Q4 (39.7% in 2019).
CapEx in January-December grew by 2.7% y-o-y due to the deployment of 4G and fibre networks, and OIBDA-CapEx in organic terms amounted to €3,423m (-1.2% y-o-y).

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2019	2018	Reported	Organic	2019	2018	Reported	Organic

Revenues	12,767	12,706	0.5	0.5	3,266	3,253	0.4	0.4
Mobile handset revenues	373	386	(3.4)	(3.4)	110	109	1.5	1.5
Revenues ex-mobile handset revenues	12,394	12,320	0.6	0.6	3,155	3,144	0.4	0.4
Consumer (1)	6,658	6,689	(0.5)	(0.5)	1,649	1,669	(1.2)	(1.2)
Convergent	4,963	4,795	3.5	3.5	1,235	1,217	1.5	1.5
Non convergent	1,695	1,894	(10.5)	(10.5)	414	452	(8.3)	(8.3)
Business	3,509	3,462	1.4	1.3	926	909	1.9	1.9
Communications	2,508	2,602	(3.6)	(3.7)	629	651	(3.3)	(3.3)
IT	1,002	860	16.5	16.5	297	258	15.1	15.1
Wholesale and Other (2)	2,227	2,169	2.7	2.8	580	566	2.4	2.4
Internal expenditure capitalised in fixed assets	306	292	4.9	4.9	88	75	16.9	16.9
Operating expenses	(9,677)	(8,314)	16.4	2.6	(2,069)	(2,412)	(14.2)	1.3
Supplies	(4,007)	(3,663)	9.4	9.4	(1,112)	(1,020)	8.9	8.9
Personnel expenses	(3,649)	(2,248)	62.3	(1.1)	(459)	(775)	(40.7)	(3.3)
Other operating expenses	(2,021)	(2,403)	(15.9)	(4.9)	(498)	(616)	(19.1)	(7.8)
Other net income (expense)	109	21	n.s.	41.3	8	18	(54.6)	(54.8)
Gain (loss) on sale of fixed assets	181	66	175.6	168.2	75	32	134.2	138.3
Impairment of goodwill and other assets	0	(7)	c.s.	c.s.	1	(0)	c.s.	c.s.
Operating income before D&A (OIBDA)	3,687	4,763	(22.6)	0.1	1,368	966	41.7	3.1
OIBDA Margin	28.9%	37.5%	(8.6 p.p.)	(0.2 p.p.)	41.9%	29.7%	12.2 p.p.	1.0 p.p.
CapEx	1,646	1,719	(4.2)	2.7	452	562	(19.6)	(0.4)
Spectrum	7	122	(94.6)	(94.6)	7	115	(94.3)	(94.3)
OIBDA-CapEx	2,040	3,044	(33.0)	(1.2)	916	404	127.0	5.0

Notes:
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
(1) Consumer revenues include residential and SOHO revenues.
(2) Wholesale and other revenues include subsidiaries and other revenues.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	37,154.0	37,278.6	37,760.8	37,966.5	37,847.8	38,047.1	38,020.7	38,049.5	0.2
Fixed telephony accesses (1)	9,450.6	9,397.5	9,405.2	9,361.3	9,220.7	9,161.4	9,092.5	9,024.1	(3.6)
Internet and data accesses	6,032.8	6,050.1	6,129.4	6,129.6	6,083.7	6,087.8	6,091.2	6,034.8	(1.5)
Broadband	6,014.7	6,032.0	6,110.5	6,113.5	6,068.0	6,072.4	6,078.3	6,023.4	(1.5)
FTTH	3,550.5	3,667.5	3,822.2	3,940.6	4,025.5	4,150.8	4,246.9	4,325.0	9.8
Mobile accesses	17,743.3	17,896.1	18,189.8	18,384.4	18,448.6	18,691.9	18,748.5	18,916.9	2.9
Prepay	1,683.9	1,603.6	1,527.3	1,440.1	1,341.2	1,258.6	1,200.4	1,137.2	(21.0)
Contract	16,059.3	16,292.5	16,662.5	16,944.3	17,107.4	17,433.2	17,548.1	17,779.6	4.9
M2M	2,083.7	2,149.2	2,227.4	2,333.2	2,353.9	2,487.0	2,556.2	2,620.8	12.3
Pay TV	3,927.3	3,934.9	4,036.4	4,091.3	4,094.8	4,106.1	4,088.5	4,073.8	(0.4)

Wholesale Accesses	4,119.0	4,035.1	3,948.0	3,912.9	3,858.4	3,822.5	3,816.1	3,788.2	(3.2)
Fibre	995.8	1,158.9	1,309.8	1,522.2	1,719.2	1,863.4	2,014.3	2,154.9	41.6

Total Accesses	41,273.0	41,313.7	41,708.8	41,879.4	41,706.2	41,869.6	41,836.9	41,837.7	(0.1)
(1) Includes fixed wireless and VoIP accesses. Since Q1 18 business accesses were restated.

TELEFÓNICA ESPAÑA
CONSUMER ACCESSES (Convergent + Non convergent)
Unaudited figures (thousands)
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Fixed telephony accesses	6,799.9	6,721.7	6,716.6	6,657.7	6,520.7	6,453.6	6,419.7	6,371.5	(4.3)
Internet and data accesses	5,187.7	5,198.6	5,274.0	5,272.9	5,224.9	5,225.3	5,271.8	5,254.2	(0.4)
Mobile accesses	12,141.4	12,236.6	12,450.2	12,530.5	12,540.7	12,650.3	12,692.6	12,794.6	2.1
Prepay	1,683.9	1,603.6	1,527.3	1,440.1	1,341.2	1,258.6	1,200.4	1,137.2	(21.0)
Contract	10,457.5	10,633.0	10,922.8	11,090.4	11,199.5	11,391.7	11,492.2	11,657.4	5.1
Pay TV	3,927.3	3,934.9	4,036.4	4,091.3	4,094.8	4,106.1	4,088.5	4,073.8	(0.4)

Total Consumer Accesses	28,056.3	28,091.8	28,477.1	28,552.4	28,381.0	28,435.2	28,472.7	28,494.1	(0.2)

TOTAL MOBILE ACCESSES
Unaudited figures
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Contract percentage (%)	90.5%	91.0%	91.6%	92.2%	92.7%	93.3%	93.6%	94.0%	1.8 p.p.
Smartphones ('000)	12,264.6	12,356.6	12,731.9	12,889.7	13,001.6	13,170.8	13,183.7	13,267.0	2.9
Smartphone penetration (%)	78.5%	78.7%	79.9%	80.5%	80.9%	81.4%	81.6%	81.5%	1.1 p.p.
LTE ('000)	8,002.5	8,270.0	8,596.5	8,843.2	9,006.7	9,197.5	9,362.1	9,400.7	6.3
LTE penetration (%)	51.1%	52.5%	53.9%	55.1%	56.0%	56.8%	57.8%	57.7%	2.6 p.p.

CONSUMER CONVERGENT
Unaudited figures (thousands)
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Convergent Customers	4,460.0	4,482.1	4,562.6	4,613.8	4,626.5	4,663.7	4,673.8	4,658.4	1.0
High speed Fibre	1,708.5	1,696.9	1,773.6	1,823.4	1,885.6	2,032.1	2,148.9	2,255.2	23.7
IPTV/Satellite	3,470.6	3,508.6	3,625.6	3,711.0	3,755.5	3,795.8	3,799.0	3,801.6	2.4
Mobile add-ons	4,036.7	4,248.0	4,482.3	4,687.7	4,818.0	4,968.4	5,044.5	5,142.0	9.7
Convergent Accesses	20,887.3	21,203.0	21,795.7	22,240.0	22,453.1	22,755.2	22,892.7	22,950.3	3.2

CONSUMER CONVERGENT
Unaudited figures
	2018				2019

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg

Convergent ARPU (EUR)	87.8	89.5	89.2	88.2	88.2	88.5	90.6	88.4	0.2
Convergent churn	1.5%	1.5%	1.5%	1.5%	1.7%	1.5%	1.6%	1.6%	0.1 p.p.

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	% Chg org.

Convergent ARPU (EUR)	87.8	88.6	88.8	88.7	88.2	88.4	89.1	89.0	0.3
Convergent churn	1.5%	1.5%	1.5%	1.5%	1.7%	1.6%	1.6%	1.6%	0.1 p.p.

SELECTED OPERATIONAL DATA
Unaudited figures	2018				2019

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	% Chg

Total data traffic (TB)	2,113,454	4,296,235	6,598,644	9,176,392	2,733,020	5,584,845	8,543,548	11,786,191	28.4
Fixed data traffic	1,978,154	4,010,990	6,120,345	8,507,409	2,538,715	5,162,458	7,834,654	10,809,550	27.1
Mobile data traffic	135,300	285,245	478,299	668,984	194,305	422,388	708,894	976,641	46.0
Notes:
- Convergent: Fusión and Multibrand included from Q4 18.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

03
TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

Telefónica Deutschland posted a good set of operational results during the quarter and delivered healthy growth across both, own customers and wholesale partners. The ongoing traction of the O2 Free portfolio is satisfying the increasing customer demand for larger data bundles and supporting the company’s ARPU-up strategy. For the first time, Telefónica Deutschland achieved a “Good” rating across all main network tests (i.e. Chip, Computerbild and Connect) evidencing the improvement of its network and customer experience.
Contract mobile customers totalled 23.7m (+7% y-o-y) and registered strong net additions of 456k customers in Q4 (+1.5m in 2019) driven by the O2 Free portfolio and partner trading (Q4: 60% of gross additions; 61% in FY). Contract churn stood at 1.5% in Q4 and improved by -0.3p.p. y-o-y. Prepay customer (20.1m; -2% y-o-y) registered 236k net disconnections due to seasonality and ongoing prepaid to postpaid migration (-447k in FY 19). LTE accesses increased to 24.6m (+33% y-o-y), with penetration of 58% in December (+13p.p. y-o-y). The average data usage by O2 Free customers reached 6 GB per month in Q4. Fixed broadband accesses of 2.2m grew by +6% y-o-y mainly driven by healthy VDSL demand, which improved by 15% y-o-y to 1.7m accesses after registering 33k net additions in Q4 (+211k in FY 19).
Revenues increased by +0.2% y-o-y in Q4 19 and reached €1,970m (€7,399m in FY 19; +1.1% y-o-y), mainly driven by good performance of the O2 Free portfolio, further easing of legacy base headwinds, while somewhat offset by ongoing regulatory impacts (e.g. RLAH, intra-EU calling, MTR cuts) and a slight decline in handset sales.
Mobile service revenues amounted to €1,341m and grew by 0.8% y-o-y (€5,301m in FY 19; +0.6% y-o-y) supported by sustained traction of the own retail business and partners.
Handset revenues declined by 2.9% y-o-y to €432m in Q4 (€1,346m in FY 19, +5.8% y-o-y) in comparison with strong Q4 18 performance supported by a high level of seasonal promotions. Fixed revenues turned positive and grew by 2.0% y-o-y to €189m in Q4 (€741m; -3.4% in FY 19), supported by sustained operational traction.
Operating expenses increased by 0.7% y-o-y in Q4 19 and totalled €1,380m (+1.4% in FY 19). Supplies (€694m) decreased by 1.1% y-o-y (-1.8% in FY 19), mainly as a result of lower interconnectivity costs. Personnel expenses (€145m) rose by 2.4% y-o-y (flat in FY 19). Other operating expenses (€542m) grew by 2.4% y-o-y (+5.0% in FY 19), mainly due to the ongoing investment in the positioning of the O2 brand as well as the ongoing digital transformation.
OIBDA reached €629m in Q4 19 and declined 1.2% y-o-y (€2,326m in FY 19; -1.1%) impacted by regulation (e.g. RLAH, intra-EU calling, MTR cuts) as well as the continued market investment into the positioning of the O2 brand. These impacts have been somewhat offset by the final integration synergies and early digital transformation savings. IFRS 16 accounting changes resulted in a positive impact of €117m in Q4 (+€478m in FY). OIBDA margin stood at 31.9% in Q4, declining -0.4 p.p. y-o-y (31.4%; -0.6p.p. vs. 2018).
CapEx reached €2,469m in 2019 (including €1,425m of 5G spectrum obligations) and increased by 8.1% y-o-y, mainly due to 4G/LTE roll-out investments further enhancing customer experience. Hence, OIBDA-CapEx stood at -€143m in the period January to December 2019.

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg			October - December		% Chg

	2019	2018	Reported		Organic	2019	2018	Reported		Organic

Revenues	7,399	7,320	1.1		1.1	1,970	1,965	0.2		0.2
Mobile Business	6,647	6,539	1.6		1.6	1,773	1,775	(0.1)		(0.1)
Mobile service revenues	5,301	5,267	0.6		0.6	1,341	1,330	0.8		0.8
Data revenues	3,048	2,922	4.3		4.3	777	753	3.3		3.3
Handset revenues	1,346	1,272	5.8		5.8	432	445	(2.9)		(2.9)
Fixed Business	741	767	(3.4)		(3.4)	189	185	2.0		2.0
FBB and new services (1)	586	589	(0.4)		(0.4)	150	143	4.8		4.8
Voice & access revenues	155	178	(13.3)		(13.3)	39	42	(7.2)		(7.2)
Internal expenditure capitalised in fixed assets	105	108	(3.0)		(3.0)	19	27	(29.0)		(29.0)
Operating expenses	(5,166)	(5,553)	(7.0)		1.4	(1,380)	(1,500)	(8.0)		0.7
Supplies	(2,372)	(2,459)	(3.5)		(1.8)	(694)	(712)	(2.7)		(1.1)
Personnel expenses	(592)	(610)	(2.9)		0.0	(145)	(159)	(8.6)		2.4
Other operating expenses	(2,201)	(2,484)	(11.4)		5.0	(542)	(629)	(13.9)		2.4
Other net income (expense)	(10)	(41)	(75.0)		(72.5)	22	(9)	c.s.		50.4
Gain (loss) on sale of fixed assets	(2)	0	c.s.		197.3	(2)	0	c.s.		n.s.
Impairment of goodwill and other assets	—	—	—		—	—	—	—		—
Operating income before D&A (OIBDA)	2,326	1,834	26.8		(1.1)	629	482	30.4		(1.2)
OIBDA Margin	31.4%	25.1%	6.4	p.p.	(0.6 p.p.)	31.9%	24.5%	7.4	p.p.	(0.4 p.p.)
CapEx	2,469	966	155.6		8.1	263	226	16.1		16.1
Spectrum	1,425	—	n.s.		n.s.	—	—	—		—
OIBDA-CapEx	(143)	868	c.s.		(10.3)	366	256	43.0		(14.5)
Notes:
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	47,011.3	47,171.6	47,268.1	47,089.5	47,202.1	47,555.9	48,010.9	48,258.0	2.5
Fixed telephony accesses (1)	1,968.7	1,958.8	1,966.4	1,996.0	2,041.2	2,078.4	2,113.7	2,129.5	6.7
Internet and data accesses	2,265.6	2,251.1	2,252.8	2,274.7	2,247.7	2,259.9	2,289.9	2,301.7	1.2
Broadband	2,060.0	2,048.5	2,054.4	2,079.8	2,123.7	2,162.0	2,193.4	2,206.6	6.1
VDSL	1,243.4	1,329.7	1,388.9	1,441.3	1,506.6	1,565.7	1,619.1	1,652.0	14.6
Mobile accesses	42,777.0	42,961.6	43,048.9	42,818.8	42,913.2	43,217.6	43,607.3	43,826.8	2.4
Prepay	21,345.9	21,197.6	21,052.4	20,542.9	20,331.8	20,335.1	20,332.5	20,096.2	(2.2)
Contract (2)	21,431.1	21,764.0	21,996.5	22,275.9	22,581.4	22,882.5	23,274.9	23,730.6	6.5
M2M	1,067.2	1,103.4	1,134.9	1,187.9	1,210.0	1,153.9	1,179.0	1,191.8	0.3
Wholesale Accesses	63.3	8.0	0.2	—	—	—	—	—	—
Total Accesses	47,074.6	47,179.6	47,268.3	47,089.5	47,202.1	47,555.9	48,010.9	48,258.0	2.5
(1) Includes fixed wireless and VoIP accesses.
(2) Impacted by the disconnection of 67k inactive M2M accesses in Q2 19.

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Contract percentage (%)	50.1%	50.7%	51.1%	52.0%	52.6%	52.9%	53.4%	54.1%	2.1 p.p.
Smartphones ('000)	25,707.5	26,411.1	27,079.8	27,335.3	27,779.7	28,577.0	29,420.4	29,696.2	8.6
Smartphone penetration (%)	62.0%	63.5%	64.9%	66.0%	66.6%	67.9%	69.3%	69.7%	3.7	p.p.
LTE ('000) (1)	16,093.5	16,595.8	17,157.3	18,433.7	19,253.6	20,175.4	20,905.3	24,606.1	33.5
LTE penetration (%)	38.6%	39.6%	40.9%	44.3%	46.2%	48.0%	49.3%	57.7%	13.4	p.p.
Mobile churn (quarterly)	2.2%	1.8%	2.0%	2.3%	1.9%	1.8%	1.9%	2.0%	(0.3 p.p.)
Contract (2)	1.7%	1.5%	1.6%	1.8%	1.6%	1.5%	1.5%	1.5%	(0.3 p.p.)
Mobile churn (cumulative YTD)	2.2%	2.0%	2.0%	2.1%	1.9%	1.8%	1.8%	1.9%	(0.2 p.p.)
Contract (2)	1.7%	1.6%	1.6%	1.6%	1.6%	1.5%	1.5%	1.5%	(0.1 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	9.8	9.9	10.0	10.0	9.8	9.9	10.0	10.0	(0.2)
Prepay	5.6	5.7	5.8	5.8	5.7	5.8	6.0	6.0	3.2
Contract (2)	14.8	14.8	14.9	14.9	14.2	14.3	14.3	14.3	(4.0)
Fixed data traffic (TB) (cumulative YTD)	718,369	1,383,972	2,067,582	2,887,439	766,641	1,569,617	2,393,790	3,368,844	16.7
Mobile data traffic (TB) (cumulative YTD)	126,040	277,660	443,100	622,349	193,007	419,760	672,282	955,548	53.5
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Impact of 3.2m accesses in October 2019 due to technical adjustments (database).
(2) Excludes M2M.

04
TELEFÓNICA UK
(y-o-y changes in organic terms)

Telefónica UK posted a 14th consecutive quarter of y-o-y top-line growth whilst also increasing customer base as it continued to deliver in a competitive market. Once again, the Company confirmed its market leading position and remained the UK’s favourite mobile network with a sector leading loyalty at 1.0%. These achievements are supported by the Company’s ongoing focus on championing customer fairness through product innovations such as flexible “Custom Plans”. For the third time running, Telefónica UK won UK's "Best Network Coverage" at the Uswitch Broadband and Mobile awards, reflecting the continued commitment to network quality.
Mobile accesses totalled 34.5m (including MVNO partners) at the end the year, growing by 6% y-o-y and remaining the UK’s largest mobile network operator, impacted by the disconnection of 150k inactive mobile contract accesses this quarter. Own brand contract net additions were 623k in Q4 19 and +1.7m in FY, driven by M2M. MVNO & Partners continued to grow recording net additions of 147k in Q4 and 601k for the full year. Prepay net losses stood at -189k in Q4 (-306k in FY), in-line with market trends.
Revenues showed solid growth of 1.3% y-o-y to €1,925m in Q4 (€7,109m; +3.8% in FY 19). This increase was primarily driven by higher value handset revenues (growth impacted the anniversary of “Custom Plans” launched in September 2018) and continued growth in Smart Metering Implementation Programme (SMIP), as well as MVNO revenues.
Mobile service revenues (MSR) totalled €1,228m, a decline of -1.7% y-o-y in Q4 (€4,805m; -1.5% in FY 19), again mainly due to market trends and regulatory impacts (i.e. out of bundle spend caps, intra-EU calling), a smaller y-o-y RPI increase and lower out of bundle spend, while partially mitigated by continued MVNO growth. Since the introduction of IFRS 15 and “Custom Plans”, MSR has developed into a less meaningful metric as the allocation between MSR and handset revenues is based on a stand-alone selling price.
Handset & other revenues of €698m were up 7.2% y-o-y in Q4 (€2,304m in FY 19, +16.9% y-o-y), due to increasing handset values (as customers are able to afford to purchase the latest handsets through “Custom Plans”) and continued growth from SMIP, somewhat offset by the anniversary of “Custom Plans” in September.
Operating expenses totalled €1,414m and increased by 4.0% y-o-y in Q4 (+3.5% in FY 19), mainly driven by higher Annual License Fee payments (ALFs) since February 2019 in combination with some positive non-recurrent factors in Q4 18 of €29m. Supplies (€739m) grew by 5.4% y-o-y (+8.6% in FY 19), mainly due to increased handset costs and growth in SMIP. Personnel expenses amounted to €145m which was broadly stable (-0.7% y-o-y in Q4; +5.5% in FY 19, non-comparable variation vs FY 18). Other expenses (€530m) increased by 3.1% y-o-y in Q4 (-2.4% in FY 19), mainly driven by the other factors mentioned above. In the fourth quarter, the Company recognised a restructuring provision of €31m.
OIBDA reduced by 7.5% y-o-y, totalling €519m in Q4 19 (+2.3% in FY 19; €2,114m), mainly due to higher ALFs and adverse y-o-y comparisons (positive non-recurrent factors of €29m in Q4 18). IFRS16 accounting impact was +€52m in Q4 (+€219m in FY 19). As a result, Q4 OIBDA margin stood at 27.0% (-2.5 p.p. y-o-y) and 29.7% in FY (-0.4 p.p. y-o-y).
CapEx increased by 3.4% y-o-y to €914m in FY 19, primarily as a result of investments in network capacity in 4/5G and customer experience. OIBDA-CapEx amounted to €1,200m growing by 1.4% y-o-y for the full year.

TELEFÓNICA UK
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg			October - December		% Chg

	2019	2018	Reported		Organic	2019	2018	Reported	Organic

Revenues	7,109	6,790	4.7		3.8	1,925	1,846	4.3	1.3
Mobile service revenues	4,805	4,837	(0.7)		(1.5)	1,228	1,212	1.3	(1.7)
Data revenues	2,743	2,744	0.0		(0.9)	696	679	2.5	(0.6)
Handset revenues and other	2,304	1,953	18.0		16.9	698	634	10.0	7.2
Internal expenditure capitalised in fixed assets	151	127	18.9		17.8	41	35	17.4	14.1
Operating expenses	(5,059)	(5,029)	0.6		3.5	(1,414)	(1,342)	5.4	4.0
Supplies	(2,521)	(2,359)	6.9		8.6	(739)	(691)	7.0	5.4
Personnel expenses	(503)	(445)	12.9		5.5	(145)	(114)	27.9	(0.7)
Other operating expenses	(2,036)	(2,225)	(8.5)		(2.4)	(530)	(537)	(1.4)	3.1
Other net income (expense)	(94)	(23)	299.7		296.3	(34)	(18)	91.8	87.9
Gain (loss) on sale of fixed assets	7	—	n.s.		n.s.	0	—	n.s.	n.s.
Impairment of goodwill and other assets	—	—	—		—	—	—	—	—
Operating income before D&A (OIBDA)	2,114	1,865	13.4		2.3	519	522	(0.5)	(7.5)
OIBDA Margin	29.7%	27.5%	2.3	p.p.	(0.4 p.p.)	27.0%	28.3%	(1.3 p.p.)	(2.5 p.p.)
CapEx	914	1,464	(37.6)		3.4	262	263	(0.3)	(2.9)
Spectrum	—	588	—		—	—	—	—	—
OIBDA-CapEx	1,200	400	199.8		1.4	257	259	(0.8)	(12.1)

Notes:
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.

TELEFÓNICA UK
ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Fixed telephony accesses (1)	285.8	296.1	301.3	306.9	309.3	310.9	312.2	313.3	2.1
Internet and data accesses	25.7	26.6	27.7	28.1	28.4	28.5	28.7	28.9	2.5
Broadband	25.7	26.6	27.7	28.1	28.4	28.5	28.7	28.9	2.5
Mobile accesses (2)	24,775.3	24,758.7	24,821.4	25,044.1	25,056.2	25,396.5	26,034.6	25,803.3	3.0
Prepay	8,959.1	8,858.3	8,804.0	8,742.6	8,534.6	8,482.6	8,625.1	8,436.1	(3.5)
Contract (2)	15,816.2	15,900.3	16,017.4	16,301.4	16,521.6	16,913.9	17,409.4	17,367.2	6.5
M2M	3,370.1	3,411.7	3,408.3	3,578.0	3,785.2	4,149.1	4,601.3	5,118.7	43.1
Wholesale accesses (2)	7,247.1	7,340.0	7,457.2	7,599.2	7,690.1	7,865.3	8,053.2	8,714.7	14.7
Mobile wholesale accesses	7,247.1	7,340.0	7,457.2	7,599.2	7,690.1	7,865.3	8,053.2	8,714.7	14.7
Total accesses (3)	32,334.0	32,421.4	32,607.6	32,978.3	33,084.0	33,601.3	34,428.7	34,860.2	5.7
(1) Includes fixed wireless and VoIP accesses.
(2) In Q4 19, 665k wholesale accesses have been reclassified from Mobile contract to Wholesale accesses.
(3) Includes the disconnection of 150k inactive accesses in Q4 19.

MOBILE ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Retail mobile accesses (2)	24,775.3	24,758.7	24,821.4	25,044.1	25,056.2	25,396.5	26,034.6	25,803.3	3.0
Wholesale mobile accesses (2)	7,247.1	7,340.0	7,457.2	7,599.2	7,690.1	7,865.3	8,053.2	8,714.7	14.7

Total mobile accesses (3)	32,022.4	32,098.6	32,278.6	32,643.2	32,746.3	33,261.8	34,087.7	34,518.0	5.7

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Contract percentage (%)	63.8%	64.2%	64.5%	65.1%	65.9%	66.6%	66.9%	67.3%	2.2 p.p.
Smartphones ('000)	15,917.8	15,979.7	15,824.1	16,302.8	16,325.0	16,523.4	16,767.3	17,358.3	6.5
Smartphone penetration (%)	77.2%	77.8%	76.8%	79.0%	79.8%	80.9%	81.4%	87.5%	8.6	p.p.
LTE ('000)	12,773.3	12,500.3	13,362.6	13,502.1	13,728.1	14,110.4	15,089.5	15,407.5	14.1
LTE penetration (%)	59.7%	58.6%	62.4%	62.9%	64.5%	66.4%	70.4%	74.5%	11.6	p.p.
Mobile churn (quarterly)	1.9%	1.9%	2.1%	1.9%	1.9%	1.7%	1.7%	2.0%	0.1 p.p.
Contract (1)	1.0%	1.0%	1.0%	1.0%	0.9%	0.9%	1.0%	1.0%	0.0 p.p.
Mobile churn (cumulative YTD)	1.9%	1.9%	2.0%	1.9%	1.9%	1.8%	1.8%	1.8%	(0.1 p.p.)
Contract (1)	1.0%	1.0%	1.0%	1.0%	0.9%	0.9%	0.9%	1.0%	(0.1 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	14.7	15.0	15.1	15.1	14.6	14.7	14.5	14.4	(5.0)
Prepay	6.8	6.9	7.1	7.1	7.2	7.4	7.4	7.4	3.5
Contract (1)	24.2	24.7	24.8	24.6	23.7	23.8	23.6	23.7	(4.4)
Mobile data traffic (TB) (cumulative YTD)	126,797	274,846	442,731	613,219	177,868	381,754	601,112	846,800	38.1
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.

05
TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

Telefónica Brasil ended 2019 with solid commercial and financial results; +8.3% y-o-y growth in OIBDA in the fourth quarter (+3.7% in the year) and 2.2 p.p. margin expansion (+0.7 p.p. in 2019) thanks to sustained revenue growth and savings mainly through digitalisation.
In the mobile business, Vivo strengthened its leadership reaching 32.9% total market share as of December (the highest since 2006), while in contract it was 39.4%. In the fourth quarter, contract net additions accelerated to 875k new accesses (+2.8m accesses in 2019) thanks to the commercial activity improvement and churn containment (at 1.7%, stable y-o-y). In prepay, the quality of accesses continued to improve following the launch of the “Giga Chip” offer, which led to a 4.2% y-o-y improvement in ARPU in Q4.
In the fixed business, business transformation continued progressing, with 36% of broadband accesses connected to FTTH by December (+10 p.p. y-o-y) thanks to the expansion of the network, with 11m households passed by year-end (+2.3m in 2019). IPTV accesses grew 23% y-o-y to 715k. Higher penetration of fibre accesses results into y-o-y growth in ARPU in both Pay TV and broadband (+4.5% and +9.8% in the quarter, respectively).
Operating revenues (€2,499m) maintained a solid y-o-y growth rate in Q4 (+2.6%, +1.9% in the year). Growth was driven by mobile revenues (+5.7% in Q4; thanks to handset sales, +46.2% and mobile service revenues +2.2%) and by FTTH revenues (+37.8%) and IPTV (+22.2%) which offset the decline in voice and DTH (as a result of the greater focus on IPTV).
Operating expenses (€1,467m) increased by 2.2% y-o-y in Q4 (+2.3% in the year) as a result of higher personnel expenses (+11.5%, +3.1% in the year) due to the internalization process of IT & systems associated with strategic and transformation investment projects, which led to a positive impact on internal expenditure capitalised in fixed assets. The growth in personnel expenses and higher handsets consumption was almost offset by digitalisation efficiencies, mainly in call centre, billing, advertising and back office.
OIBDA amounted to €1,141m in the quarter (+€107m due to IFRS16, +€431m in the year) and grew by +8.3% (+3.7% in the year), with a €29m positive impact from related to the adequacy of international intellectual property. Excluding this sale, OIBDA would have grown 5.4% y-o-y in the quarter (+3.6% in Q3).
OIBDA margin stood at 45.7% in the quarter (+2.2 p.p. y-o-y) and at 42.5% in January-December (+0.7 p.p. y-o-y).
CapEx in January-December amounted to €2,005m (+7.9% y-o-y) mainly allocated for FTTH deployment (43 new cities deployed in the year) and the expansion of the 4G network to 3,206 cities (89% population coverage; +1 p.p. y-o-y). Thus, Capex accounted for 20% of revenues (+1 p.p. y-o-y).
OIBDA-CapEx amounted to €2,257m in the year, decreasing 0.6% y-o-y as a result of the quicker pace of investments.

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2019	2018	Reported	Organic	2019	2018	Reported	Organic

Revenues	10,035	10,126	(0.9)	1.9	2,499	2,553	(2.1)	2.6
Mobile Business	6,498	6,371	2.0	4.8	1,638	1,624	0.9	5.7
Mobile service revenues	5,886	5,924	(0.6)	2.1	1,454	1,493	(2.6)	2.2
Data revenues	4,800	4,658	3.0	5.9	1,191	1,187	0.3	5.2
Handset revenues	613	448	36.9	40.7	183	131	40.1	46.2
Fixed Business	3,537	3,754	(5.8)	(3.2)	861	930	(7.4)	(2.8)
FBB and new services (1)	1,920	1,804	6.4	9.4	494	473	4.6	9.6
Pay TV	414	450	(7.8)	(5.3)	96	114	(15.5)	(11.1)
Voice & access revenues	1,202	1,501	(19.9)	(17.7)	271	343	(21.2)	(17.1)
Internal expenditure capitalised in fixed assets	160	117	36.6	40.4	45	30	52.8	59.5
Operating expenses	(6,046)	(5,921)	2.1	2.3	(1,467)	(1,636)	(10.4)	2.2
Supplies	(1,686)	(2,039)	(17.3)	4.4	(425)	(541)	(21.3)	1.0
Personnel expenses	(1,028)	(1,080)	(4.9)	3.1	(270)	(272)	(0.7)	11.5
Other operating expenses	(3,333)	(2,801)	19.0	0.8	(771)	(824)	(6.4)	0.0
Other net income (expense)	19	(41)	c.s.	8.2	21	13	66.7	74.1
Gain (loss) on sale of fixed assets	97	13	n.s.	n.s.	44	6	n.s.	n.s.
Impairment of goodwill and other assets	(4)	17	c.s.	c.s.	(2)	14	c.s.	c.s.
Operating income before D&A (OIBDA)	4,262	4,311	(1.1)	3.7	1,141	979	16.5	8.3
OIBDA Margin	42.5%	42.6%	(0.1 p.p.)	0.7 p.p.	45.7%	38.4%	7.3 p.p.	2.2 p.p.
CapEx	2,005	1,910	4.9	7.9	519	488	6.2	11.5
Spectrum	—	2	—	—	—	2	—	—
OIBDA-CapEx	2,257	2,401	(6.0)	(0.6)	622	491	26.7	5.2

Notes:
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL
ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	September	December		% Chg

Final Clients Accesses	97,905.1	97,897.8	96,817.2	95,287.2	95,091.7	94,458.3	93,815.0	93,718.9		(1.6)
Fixed telephony accesses (1)	13,679.5	13,459.7	13,209.6	13,004.6	12,557.9	11,891.0	11,384.9	10,817.0		(16.8)
Internet and data accesses	7,544.9	7,569.9	7,583.4	7,564.7	7,493.2	7,371.7	7,222.9	7,009.2		(7.3)
Broadband	7,476.6	7,489.9	7,502.6	7,485.2	7,414.4	7,297.1	7,150.8	6,938.9		(7.3)
FTTx/Cable	4,643.2	4,791.7	4,917.3	4,991.1	5,031.5	5,041.1	5,055.4	5,022.8		0.6
Mobile accesses	75,089.3	75,253.9	74,423.6	73,151.3	73,519.1	73,735.3	73,824.4	74,573.1		1.9
Prepay	37,599.0	36,827.1	35,017.0	32,754.4	32,506.2	32,030.2	31,533.9	31,408.0		(4.1)
Contract	37,490.3	38,426.8	39,406.7	40,396.9	41,012.8	41,705.1	42,290.5	43,165.1		6.9
M2M	6,664.9	7,105.5	7,628.7	8,203.3	8,674.5	9,115.8	9,469.8	10,089.8		23.0
Pay TV	1,591.5	1,614.3	1,600.5	1,566.6	1,521.5	1,460.2	1,382.7	1,319.7	—	(15.8)
Total Accesses	97,919.1	97,912.7	96,832.0	95,302.0	95,106.4	94,472.8	93,828.7	93,732.3		(1.6)
(1) Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Contract percentage (%)	49.9%	51.1%	52.9%	55.2%	55.8%	56.6%	57.3%	57.9%	2.7	p.p.
Smartphones ('000)	56,291.8	57,636.1	58,725.5	57,834.5	56,282.3	55,157.2	59,048.1	60,386.7	4.4
Smartphone penetration (%)	83.8%	86.0%	89.3%	90.4%	88.1%	86.5%	93.0%	94.9%	4.5 p.p.
LTE ('000)	37,566.4	39,404.1	40,325.9	41,103.8	42,956.1	45,192.4	46,830.4	48,837.9	18.8
LTE penetration (%)	54.9%	57.8%	60.4%	63.3%	66.2%	69.9%	72.8%	75.7%	12.4	p.p.
Mobile churn (quarterly)	3.1%	3.0%	3.7%	4.1%	3.2%	3.4%	3.4%	3.3%	(0.9 p.p.)
Contract (1)	1.6%	1.8%	1.9%	1.7%	1.7%	1.8%	1.8%	1.7%	0.0 p.p.
Mobile churn (cumulative YTD)	3.1%	3.0%	3.3%	3.5%	3.2%	3.3%	3.3%	3.3%	(0.2 p.p.)
Contract (1)	1.6%	1.7%	1.8%	1.7%	1.7%	1.8%	1.8%	1.7%	0.0 p.p.
Mobile ARPU (EUR) (cumulative YTD)	7.0	6.6	6.4	6.4	6.7	6.5	6.5	6.4	2.2
Prepay	3.2	3.0	2.8	2.8	2.8	2.8	2.8	2.9	3.2
Contract (1)	13.0	12.4	11.9	11.9	12.2	11.8	11.7	11.6	(1.0)
Mobile data traffic (TB) (cumulative YTD)	228,836	477,228	777,616	1,110,125	381,864	781,043	1,230,922	1,701,114	53.2
Fixed telephony ARPU (EUR) (cumulative YTD)	10.3	9.8	9.3	9.1	8.4	8.4	8.3	8.2	(7.2)
Pay TV ARPU (EUR) (cumulative YTD)	24.7	23.9	23.3	23.5	23.8	23.7	23.8	23.8	4.1
Broadband ARPU (EUR) (cumulative YTD)	13.2	12.7	12.6	13.0	14.0	14.0	14.1	14.2	12.8
Fixed data traffic (TB) (cumulative YTD)	4,838,067	10,190,227	15,949,403	21,954,704	6,201,789	12,436,560	18,907,997	25,983,085	18.3

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.

06
TELEFÓNICA HISPAM SUR
(y-o-y changes in organic terms)

Hispam South posted solid y-o-y growth in revenues (+11.9% in the quarter, +15.3% in FY 19) and OIBDA (+9.3% in the quarter, +12.6% in the year), driven by the positive performance of contract and FTTx/cable accesses, tariff upgrades in Argentina and efficiency savings, which more than offset the macroeconomic situation and competitive environment in the region (mainly in Chile and Peru).
In mobile accesses, the y-o-y increase in contract stood out (+1%, excluding disconnection of inactive accesses in Perú in Q1) thanks to the differential offer, highlighting "Movistar Play" which already had 887k active users. In the fixed business, the transformation process continued, with FTTx/cable accesses rising to 2.9m with an uptake of 30% after the pace of deployment was accelerated (9.8m of premises passed, +1.5m in the last twelve months).
Revenue for Q4 totalled €1,599m, +11.9% y-o-y (+15.3% in 2019), sustained by Argentina and by the overall growth in contract and fibre revenues in the region, despite negative regulatory impacts in Chile and Peru (-1.5 p.p. to the quarter's growth, -1.8 p.p. in 2019).
Operating expenses increased 13.7% (+17.7% in 2019), negatively affected by inflation and the depreciation of the peso in Argentina, partially offset by efficiencies achieved in simplification and digitalisation processes and by lower interconnection costs in Chile and Peru. €106m restructuring costs were registered in the quarter (€201m in 2019).
OIBDA (€131m in Q4; +€43m due to IFRS 16 and +€123m in 2019) grew 9.3% y-o-y in the quarter (+12.6% in 2019). Q4 OIBDA was impacted by -€206m associated with the impairment of goodwill allocated to T. Argentina. OIBDA margin stood at 8.2% (-0.6 p.p. y-o-y) and at 21.9% in January-December (-0.6 p.p. y-o-y).
CapEx in FY 19 totalled €965m (including €6m for spectrum in Argentina and €26m in Uruguay, mainly booked in Q4) and rose 0.2% y-o-y associated with the deployment of 4G and FTTx and cable network. Capex accounted for 15% of revenues (-2 p.p. y-o-y). OIBDA-CapEx amounted to €433m in FY 19 (+32.0% y-o-y).

In the fourth quarter, Telefónica Argentina showed solid growth in revenues and OIBDA (+46.4% and +25.3% respectively; +45.6% and +27.3% in 2019) driven by the increase in value accesses, the gradual tariffs update, and handset sales, in a high inflationary and currency depreciation scenario.
Reported results for January-December 2019 were affected by the accounting treatment of Argentina as a hyperinflationary economy, with the following impacts in reported terms: revenue (Q4: +€51m; 2019: - €106m); OIBDA (Q4: +€41m; 2019: -€36m); CapEx (Q4: +€6m; 2019: -€13m).
Mobile accesses (16.5m) fell by 11% y-o-y, affected by the obligation to identify prepay users from March 2018 (with no significant impact on revenues) and by the aggressiveness of contract portability offers, although frequent top-up accesses grew by 7% y-o-y. Retail broadband accesses (1.3m; -12% y-o-y in Q4) showed solid ARPU growth (+51% in the quarter, +61% in 2019) thanks to tariff upgrades and progressive connection to FTTx networks, where accesses rose by 1.2x y-o-y to 577k as of December (11k connected in the quarter). Premises passed rose to 2.6m. Pay TV accesses totalled 153k, with 23k net additions in the quarter. “Movistar Play” service (launched in March 2019) reached 159k active accesses in December.
Revenues in the quarter increased by 46.4% y-o-y to €588m (€2,163m, +45.6% in January-December). Operating expenses (€515m in Q4) increased by 53.6% y-o-y (€1,694m; +53.3% in 2019), affected by the depreciation of the peso and inflation (mainly on personnel and energy expenses) and by salaries update in H2 19. €91m of personnel restructuring costs were registered in the quarter (€97m in 2019; €5m in 2018). OIBDA in Q4 amounted to €80m, €499m in 2019 (+€13m in Q4 on IFRS 16 adoption; +€38m in 2019) and rose by 25.3% in Q4 (+27.3% in 2019). OIBDA margin stood at 13.5% (-4.5 p.p. y-o-y) and 23.1% in January-December (-3.9 p.p.).
CapEx in 2019 totalled €308m (including €6m of spectrum) and accounted for 14% over revenues (-3 p.p. y-o-y), allocated mainly to the expansion of 4G and fibre networks. OIBDA-CapEx stood at €191m as of December (+37.5% y-o-y).

Telefónica Chile results in the fourth quarter were affected by the adverse macroeconomic and social situation and the highly competitive environment. These impacts are partly offset by the Company's focus on growth in value, mainly in contract and FTTx, and by simplification and digitalisation efficiencies.
In the mobile business, contract accesses rose (+3% y-o-y) while prepay accesses (-21%) were still affected by aggressiveness on the market and migration to contract.
In fixed accesses, it is worth to highlight the growth in FTTx accesses (+17% y-o-y) after the acceleration on the deployment (2.3m premises passed as of December, +33% y-o-y). This increase led to 7% y-o-y growth in 2019 ARPU.
Revenues in the quarter (€459m) decreased by 5.9% (€1,914m; -4.4% in 2019) affected by the macroeconomic situation, strong competition and regulation (-3.2% and -2.0% respectively excluding this impact), although partially offset by broadband and new services revenues (+2.0% in Q4; +6.2% in 2019) and by handset revenues (+5.9% in Q4; +1.8% in 2019). Operating expenses (€332m in Q4) decreased by 1.8% y-o-y (€1,305m and -4.4% in 2019) thanks to efficiency measures (mainly in customer service and billing). €5m of personnel restructuring costs were included in the quarter (€7m in 2019).
OIBDA in Q4 totalled €147m and €669m in January-December (+€20m in Q4 on IFRS 16 adoption; +€69m in 2019) and decreased by 8.4% y-o-y (-1.3% in 2019). OIBDA margin stood at 32.1% in October-December (-0.8 p.p. y-o-y; +1.0 p.p. in 2019 to 34.9%).
CapEx (€310m in January-December; -5.7% y-o-y) accounted for 16% over revenues (stable vs. 2018) and is mainly allocated to FTTH deployment. OIBDA-CapEx amounted to €359m in 2019 (+4.0% y-o-y).

In the fourth quarter of the year Telefónica Perú posted OIBDA growth (+12.2% in Q4, +5.7% in 2019), driven by greater efficiencies, and despite the fall in revenues that were continued impacted by regulation and by the market's intense competition. Movistar Total convergent offering (launched in January 2019) reached 203k customers, and the OTT Movistar Play service closed the year with 573k active accesses.
Mobile accesses (11.9m) decreased by 13% y-o-y, due to prepay accesses loss and disconnection of inactive contract accesses in the first quarter. Contract accesses, excluding the disconnection mentioned above, grew by 6% after capturing 29k accesses in Q4 (280k in 2019) thanks to the differential offering (leveraged mainly on "Movistar Play" and "Movistar Total"). In the fixed business, the focus continued to be on the deployment and connection of fibre accesses, with FTTx and cable accesses increasing by 16% y-o-y to 1.7m connected (1.6m connected with FTTH and cable) while premises passed with FTTx and cable amounted to 4.8m (564k passed in 2019). Pay TV accesses (1.5m) were reduced by 2% y-o-y.
Revenues totalled €501m in the quarter and decreased by 7.8% y-o-y (€2,102m in 2019; -2.5%) affected by the negative impact of regulation (-5.6% in the quarter and +0.2% in 2019 excluding the regulatory impact) and by the competitive environment that especially impacted mobile service revenues (-16.7% y-o-y, -10.7% in January-December). The worse performance in Q4 growth (vs. +0.6% in Q3) was mainly due to lower-margin revenues, especially handset sales (-8.4% y-o-y in October-December vs. +3.2% in Q3, as a result of price increases since September aimed at capturing higher value customers; main competitors have followed the same policy), and lower B2B projects registered in Q4.
Operating expenses (€440m in the quarter) decreased by 8.4% y-o-y (stable in 2019) mainly due to efficiencies on digitalisation (lower support costs), lower expenses associated with B2B projects and staff efficiencies. €9m of personnel restructuring costs were included in the quarter (€97m in 2019; €18m in Q4 18).
Thus, quarterly OIBDA totalled €89m and €354m in January-December (+€9m on IFRS 16 adoption; +€14m in 2019) and rose by 12.2% y-o-y (+5.7% in 2019). OIBDA margin stood at 17.8% (+3.2 p.p. y-o-y, +1.6 p.p. in January-December).
CapEx as of December (€294m; -17.4% y-o-y) accounted for 14% over revenues and was focused on the deployment of fibre and cable and the 4G mobile network. OIBDA-CapEx totalled €61m in 2019 (2.8x higher vs. 2018).

TELEFÓNICA HISPAM SUR
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - December		% Chg		October - December		% Chg
	2019	2018	Reported	Organic	2019	2018	Reported	Organic

Revenues	6,384	6,677	(4.4)	15.3	1,599	1,988	(19.5)	11.9
Telefónica Argentina	2,163	2,315	(6.5)	45.6	588	884	(33.5)	46.4
Telefónica Chile	1,914	2,080	(7.9)	(4.4)	459	524	(12.5)	(5.9)
Telefónica Perú	2,102	2,075	1.3	(2.5)	501	528	(5.1)	(7.8)
Telefónica Uruguay	219	221	(0.6)	8.1	56	56	(1.5)	9.8
Others & eliminations	(15)	(13)	9.5	60.5	(4)	(5)	(10.5)	65.4

Service revenues	5,506	5,827	(5.5)	14.2	1,369	1,506	(9.1)	9.5
Telefónica Argentina	1,926	2,088	(7.8)	43.1	517	564	(8.4)	40.9
Telefónica Chile	1,610	1,769	(9.0)	(5.5)	374	439	(14.7)	(8.2)
Telefónica Perú	1,788	1,785	0.2	(3.5)	433	456	(5.0)	(7.7)
Telefónica Uruguay	196	198	(0.9)	7.8	49	51	(2.9)	8.3
Others & eliminations	(15)	(13)	9.5	60.5	(4)	(5)	(10.5)	65.5

OIBDA	1,398	1,719	(18.7)	12.6	131	483	(72.8)	9.3
Telefónica Argentina	499	669	(25.4)	27.3	80	252	(68.5)	25.3
Telefónica Chile	669	617	8.4	(1.3)	147	150	(1.7)	(8.4)
Telefónica Perú	354	350	1.3	5.7	89	60	49.0	12.2
Telefónica Uruguay	83	82	0.7	6.8	22	22	0.7	7.2
Others & eliminations (1)	(206)	1	c.s.	n.s.	(207)	(1)	n.s.	n.s.

CapEx	965	1,116	(13.6)	0.2	287	431	(33.5)	(19.7)
Telefónica Argentina	308	399	(22.9)	18.8	96	153	(37.3)	29.7
Telefónica Chile	310	341	-9.2	(5.7)	56	110	(49.1)	(43.6)
Telefónica Perú	294	342	-14.2	(17.4)	98	150	(34.9)	(37.2)
Telefónica Uruguay	54	34	59.3	(9.2)	37	18	110.0	(28.6)
Others & eliminations	—	—	(94.4)	c.s.	(0)	(0)	(87.5)	n.s

Spectrum	32	21	53.5	73.8	29	4	n.s.	c.s.
Telefónica Argentina	6	21	(69.2)	(46.6)	4	4	(9)	c.s.
Telefónica Chile	—	—	—	—	—	—	—	—
Telefónica Perú	—	—	—	—	—	—	—	—
Telefónica Uruguay	26	—	n.s.	n.s.	26	—	n.s.	n.s.
Others & eliminations	—	—	—	—	—	—	—	—

OIBDA-CapEx	433	603	(28.1)	32.0	(155)	51	c.s.	209.9
Telefónica Argentina	191	269	(29.2)	37.5	(17)	99	c.s.	19.6
Telefónica Chile	359	276	30.1	4.0	91	39	132.3	73.8
Telefónica Perú	61	8	n.s.	180.6	(8)	(90)	(90.9)	(89.1)
Telefónica Uruguay	29	48	(39.9)	17.9	(15)	4	c.s.	143.0
Others & eliminations (1)	(206)	1	c.s.	c.s.	(207)	(1)	n.s.	n.s.

Notes:
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
(1) Includes T. Argentina goodwill impairment (-€206m)

TELEFÓNICA HISPAM SUR
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg
	2019	2018	Reported	Organic	2019	2018	Reported	Organic

Revenues	6,384	6,677	(4.4)	15.3	1,599	1,988	(19.5)	11.9
Mobile Business	3,674	3,964	(7.3)	13.7	923	995	(7.2)	14.5
Mobile service revenues	2,796	3,115	(10.2)	11.4	693	771	(10.1)	10.5
Data revenues	1,768	1,800	(1.8)	26.5	433	392	10.5	26.2
Handset revenues	878	849	3.3	22.4	230	224	2.7	28.0
Fixed Business	2,707	2,712	(0.2)	17.2	676	734	(7.9)	8.2
FBB and new services revenues (1)	1,444	1,382	4.5	23.7	349	351	(0.5)	9.7
Pay TV revenues	535	531	0.7	2.7	129	130	(0.9)	3.9
Voice & access revenues	727	799	(9.0)	14.3	198	253	(21.8)	7.7
Internal expenditure capitalised in fixed assets	63	71	(10.3)	3.5	16	20	(18.4)	7.6
Operating expenses	(4,979)	(5,089)	(2.2)	17.7	(1,318)	(1,552)	(15.0)	13.7
Supplies	(1,804)	(2,051)	(12.0)	11.2	(464)	(611)	(24.0)	11.1
Personnel expenses	(1,057)	(943)	12.1	24.7	(310)	(307)	1.0	15.4
Other operating expenses	(2,118)	(2,095)	1.1	20.8	(544)	(634)	(14.1)	15.5
Other net income (expense)	46	51	(10.3)	(0.5)	21	20	8.9	9.7
Gain (loss) on sale of fixed assets	90	10	n.s.	n.s.	19	7	175.1	147.8
Impairment of goodwill and other assets (2)	(206)	—	n.s	—	(206)	—	n.s	—
Operating income before D&A (OIBDA)	1,398	1,719	(18.7)	12.6	131	483	(72.8)	9.3
OIBDA Margin	21.9%	25.7%	(3.8 p.p.)	(0.6 p.p.)	8.2%	24.3%	(16.1 p.p.)	(0.6 p.p.)
CapEx	965	1,116	(13.6)	0.2	287	431	(33.5)	(19.7)
Spectrum	32	21	53.5	73.8	29	4	n.s.	c.s.
OIBDA-CapEx	433	603	(28.1)	32.0	(155)	51	c.s.	209.9
Notes:
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2) Includes T. Argentina goodwill impairment (-€206m).

TELEFÓNICA HISPAM SUR
ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	57,783.3	57,531.8	56,723.6	56,889.9	55,788.5	54,997.2	52,726.4	50,831.3	(10.6)
Fixed telephony accesses (1)	7,811.1	7,684.6	7,549.9	7,435.2	7,301.3	7,097.8	6,832.0	6,462.9	(13.1)
Internet and data accesses	4,611.4	4,648.1	4,675.4	4,669.7	4,677.4	4,655.5	4,591.3	4,428.5	(5.2)
Broadband	4,492.4	4,528.3	4,554.9	4,549.5	4,553.7	4,531.8	4,467.2	4,303.4	(5.4)
FTTx/Cable	1,829.2	2,089.2	2,285.8	2,490.8	2,669.8	2,828.4	2,924.1	2,920.4	17.2
Mobile accesses	43,276.3	43,042.8	42,324.7	42,575.1	41,564.8	40,976.4	39,054.1	37,758.5	(11.3)
Prepay	26,973.7	26,386.8	25,504.3	25,571.6	24,788.4	24,104.3	21,958.5	20,818.9	(18.6)
Contract (2)	16,302.6	16,655.9	16,820.4	17,003.5	16,776.4	16,872.1	17,095.6	16,939.7	(0.4)
M2M	1,240.2	1,339.4	1,396.2	1,457.7	1,504.1	1,567.3	1,658.6	1,793.3	23.0
Pay TV	2,084.6	2,156.4	2,173.5	2,209.9	2,244.9	2,267.5	2,249.0	2,181.4	(1.3)
Total Acceses	57,808.9	57,556.0	56,747.9	56,913.1	55,810.5	55,019.6	52,747.6	50,852.1	(10.6)
(1) Includes fixed wireless and VoIP accesses.
(2) 273 thousand inactive contract accesses were disconnected in Perú in the first quarter 2019.

SELECTED OPERATIONAL DATA
Unaudited figures	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Contract percentage (%)	37.7%	38.7%	39.7%	39.9%	40.4%	41.2%	43.8%	44.9%	4.9	p.p.
Smartphones ('000)	21,331.4	21,507.3	21,056.7	21,370.3	21,208.8	21,033.6	20,994.7	20,866.9	(2.4)
Smartphone penetration (%)	51.4%	52.2%	52.1%	52.6%	53.6%	54.0%	56.8%	58.7%	6.1	p.p.
LTE ('000)	13,713.1	13,777.7	14,694.1	15,980.2	16,175.7	16,317.8	16,545.1	16,437.0	2.9
LTE penetration (%)	32.6%	33.0%	36.0%	38.9%	40.4%	41.4%	44.2%	45.7%	6.8	p.p.

TELEFÓNICA ARGENTINA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg

Revenues	2,163	2,315	(6.5)	45.6	588	884	(33.5)	46.4
Mobile Business	1,359	1,497	(9.2)	41.2	371	381	(2.9)	48.5
Mobile service revenues	1,122	1,270	(11.7)	36.3	300	321	(6.6)	39.4
Data revenues	742	732	1.2	57.3	174	138	25.9	51.4
Handset revenues	237	227	4.6	69.1	71	61	16.8	97.6
Fixed Business	801	818	(2.1)	52.9	217	243	(10.8)	42.1
FBB and new services (1)	408	410	(0.6)	54.2	96	85	12.3	39.6
Pay TV	13	—	—	—	5	—	—	—
Voice & access revenues	380	407	(6.7)	42.9	116	158	(26.3)	35.3
OIBDA	499	669	(25.4)	27.3	80	252	(68.5)	25.3
OIBDA margin	23.1%	28.9%	(5.8 p.p.)	(3.9 p.p.)	13.5%	28.5%	(15.0 p.p.)	(4.5 p.p.)
CapEx	308	399	(22.9)	18.8	96	153	(37.3)	29.7
Spectrum	6	21	(69.2)	(46.6)	4	4	(8.7)	c.s.
OIBDA-CapEx	191	269	(29.2)	37.5	(17)	99	c.s.	19.6

Notes:
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- OIBDA is presented before management and brand fees.
- Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	24,507.7	24,208.3	23,798.2	23,910.6	23,477.2	23,315.9	21,855.2	21,206.0	(11.3)
Fixed telephony accesses (1)	4,023.4	3,908.5	3,770.6	3,667.3	3,530.3	3,400.7	3,267.9	3,143.4	(14.3)
Fixed wireless	192.9	184.5	170.4	173.2	161.0	156.9	151.4	144.5	(16.6)
Internet and data accesses	1,648.5	1,613.3	1,579.9	1,546.1	1,497.8	1,453.5	1,417.9	1,371.4	(11.3)
Broadband	1,613.5	1,578.6	1,545.5	1,512.1	1,463.8	1,419.8	1,384.5	1,338.0	(11.5)
FTTx	294.7	353.2	416.9	468.6	495.1	531.9	566.2	577.2	23.2
Mobile accesses	18,835.8	18,686.5	18,446.3	18,666.8	18,389.8	18,370.1	17,039.1	16,538.0	(11.4)
Prepay	11,259.6	11,011.4	10,726.8	10,907.0	10,702.3	10,616.1	9,283.3	8,959.8	(17.9)
Contract	7,576.2	7,675.1	7,719.5	7,759.7	7,687.5	7,754.0	7,755.8	7,578.2	(2.3)
M2M	614.3	629.4	658.0	698.0	717.0	758.7	810.6	868.4	24.4
Pay TV	—	—	1.4	30.4	59.2	91.6	130.3	153.2	n.s.
Total Accesses	24,528.1	24,227.4	23,817.1	23,928.3	23,493.5	23,332.2	21,870.2	21,220.6	(11.3)
(1) Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Contract percentage (%)	40.2%	41.1%	41.8%	41.6%	41.8%	42.2%	45.5%	45.8%	4.3 p.p.
Smartphones ('000)	8,879.0	8,988.5	8,949.3	9,074.2	8,967.5	9,254.1	9,316.6	9,153.3	0.9
Smartphone penetration (%)	49.0%	50.1%	50.6%	50.8%	51.0%	52.8%	57.7%	58.8%	8.0 p.p.
LTE ('000)	6,673.1	6,714.7	6,751.7	7,647.0	7,759.0	7,807.6	7,929.3	7,965.3	4.2
LTE penetration (%)	36.6%	37.2%	38.0%	42.6%	43.9%	44.3%	48.9%	50.8%	8.3 p.p.
Mobile churn (quarterly)	3.2%	2.9%	2.6%	1.7%	2.7%	2.7%	5.4%	3.4%	1.7
Contract (1)	1.1%	1.1%	1.3%	1.5%	2.1%	2.2%	2.5%	2.8%	1.3 p.p.
Mobile churn (cumulative YTD)	3.2%	2.9%	2.8%	2.5%	2.7%	2.7%	3.6%	3.5%	1.0
Contract (1)	1.1%	1.1%	1.2%	1.3%	2.1%	2.1%	2.2%	2.4%	1.1 p.p.
Mobile ARPU (EUR)(cumulative YTD)	7.8	7.5	4.2	4.8	5.2	5.5	4.5	4.4	43.7
Prepay	2.4	2.4	1.3	1.5	1.5	1.5	1.3	1.3	39.0
Contract (1)	16.7	15.9	8.9	10.0	11.0	11.7	9.3	9.0	39.7
Mobile data traffic (TB) (cumulative YTD)	71,626	147,967	230,363	318,130	87,371	182,579	287,520	395,240	24.2

Fixed telephony ARPU (EUR) (cumulative YTD)	8.5	8.4	4.8	5.6	6.7	7.4	6.1	6.0	65.6
Pay TV ARPU (EUR) (cumulative YTD)	—	—	—	—	10.9	12.8	10.6	10.6	—
Broadband ARPU (EUR) (cumulative YTD)	18.1	17.1	9.4	11.1	13.5	14.6	11.7	11.5	60.9
Fixed data traffic (TB) (cumulative YTD) (2)	425,127	893,893	1,466,706	2,027,293	555,796	1,086,029	1,602,988	2,107,853	4.0
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.
(2) Includes solely traffic related with FBB accesses, not Business customers.

TELEFÓNICA CHILE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg

Revenues	1,914	2,080	(7.9)	(4.4)	459	524	(12.5)	(5.9)
Mobile Business	1,097	1,215	(9.7)	(6.3)	265	306	(13.6)	(7.1)
Mobile service revenues	792	905	(12.4)	(9.1)	180	221	(18.5)	(12.2)
Data revenues	430	471	(8.6)	(4.8)	95	115	(17.2)	(10.5)
Handset revenues	305	311	(2.0)	1.8	85	85	(0.7)	5.9
Fixed Business	817	864	(5.4)	(1.8)	194	218	(10.9)	(4.2)
FBB and new services (1)	461	451	2.3	6.2	113	119	(5.2)	2.0
Pay TV	194	225	(13.8)	(10.5)	41	53	(22.8)	(16.4)
Voice & access revenues	162	188	(13.9)	(10.7)	41	46	(12.1)	(6.1)
OIBDA	669	617	8.4	(1.3)	147	150	(1.7)	(8.4)
OIBDA margin	34.9%	29.7%	5.3 p.p.	1.0 p.p.	32.1%	28.5%	3.5 p.p.	(0.8 p.p.)
CapEx	310	341	-9.2	-5.7	56	110	(49.1)	(43.6)
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	359	276	30.1	4.0	91	39	132.3	73.8

Notes:
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- OIBDA is presented before management and brand fees.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES
Unaudited figures (Thousands)
	2018				2019
	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	12,061.9	11,887.5	11,836.3	11,591.5	11,133.4	10,847.1	10,627.1	10,313.7	(11.0)
Fixed telephony accesses (1)	1,289.1	1,273.5	1,251.9	1,222.4	1,176.4	1,143.9	1,112.4	1,072.9	(12.2)
Internet and data accesses	1,141.9	1,151.0	1,156.1	1,150.2	1,133.8	1,117.4	1,099.4	1,065.6	(7.4)
Broadband	1,089.2	1,097.8	1,102.0	1,095.8	1,078.9	1,062.0	1,043.3	1,009.0	(7.9)
FTTx	379.0	421.5	475.1	522.9	556.0	587.1	608.0	611.1	16.9
Mobile accesses	8,957.4	8,783.8	8,758.8	8,567.5	8,201.1	7,991.7	7,855.8	7,652.0	(10.7)
Prepay	5,658.8	5,391.6	5,245.6	4,957.7	4,545.1	4,318.5	4,137.8	3,940.9	(20.5)
Contract	3,298.5	3,392.2	3,513.2	3,609.8	3,656.0	3,673.3	3,718.0	3,711.2	2.8
M2M	422.1	426.8	440.8	441.0	463.7	487.2	498.3	539.0	22.2
Pay TV	673.6	679.2	669.5	651.3	622.0	594.1	559.5	523.3	(19.7)
Total Accesses	12,067.0	11,892.6	11,841.7	11,597.0	11,139.0	10,853.3	10,633.3	10,319.9	(11.0)
(1) Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019
	March	June	September	December	March	June	September	December	% Chg

Contract percentage (%)	36.8%	38.6%	40.1%	42.1%	44.6%	46.0%	47.3%	48.5%	6.4 p.p.
Smartphones ('000)	3,344.5	3,411.8	3,437.9	3,531.6	3,490.5	3,438.6	3,413.6	3,589.5	1.6
Smartphone penetration (%)	40.5%	42.2%	42.7%	44.9%	46.6%	47.3%	47.9%	52.0%	7.2 p.p.
LTE ('000)	2,700.0	2,823.9	3,035.2	3,207.0	3,237.8	3,213.4	3,144.9	3,276.5	2.2
LTE penetration (%)	31.6%	33.8%	36.5%	39.5%	41.8%	42.8%	42.7%	46.1%	6.6 p.p.
Mobile churn (quarterly)	3.4%	3.5%	2.9%	3.9%	4.2%	3.8%	3.4%	4.0%	0.1 p.p.
Contract (1)	2.2%	2.3%	2.3%	2.8%	2.8%	3.1%	2.9%	3.1%	0.4 p.p.
Mobile churn (cumulative YTD)	3.4%	3.5%	3.3%	3.4%	4.2%	4.0%	3.8%	3.9%	0.4 p.p.
Contract (1)	2.2%	2.3%	2.3%	2.5%	2.8%	2.9%	2.9%	3.0%	0.5 p.p.
Mobile ARPU (EUR)(cumulative YTD)	8.5	7.9	7.9	7.9	7.8	7.7	7.6	7.5	(1.4)
Prepay	2.3	2.2	2.2	2.1	1.8	1.6	1.5	1.5	(27.5)
Contract (1)	22.1	20.0	19.6	19.3	17.7	17.4	17.1	16.6	(10.8)
Mobile data traffic (TB) (cumulative YTD)	74,641	162,246	260,842	365,241	107,858	210,900	336,391	468,816	28.4

Fixed telephony ARPU (EUR) (cumulative YTD)	11.8	11.7	11.4	11.4	10.9	10.9	10.6	10.5	(4.4)
Pay TV ARPU (EUR) (cumulative YTD)	22.8	23.1	22.5	22.2	22.2	23.0	23.1	22.7	6.2
Broadband ARPU (EUR) (cumulative YTD)	17.1	17.1	16.7	16.5	16.6	16.8	17.0	17.0	6.7
Fixed data traffic (TB) (cumulative YTD) (2)	524,361	1,133,870	1,794,715	2,480,494	752,143	1,532,548	2,315,175	3,081,627	24.2
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change .
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.
(2) Includes solely traffic related with FBB accesses, not Business customers.

TELEFÓNICA PERU
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg
	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg

Revenues	2,102	2,075	1.3	(2.5)	501	528	(5.1)	(7.8)
Mobile Business	1,007	1,038	(3.0)	(6.5)	234	252	(7.2)	(14.3)
Mobile service revenues	693	748	(7.3)	(10.7)	166	180	(7.8)	(16.7)
Data revenues	490	490	—	(3.7)	138	113	21.9	18.7
Handset revenues	313	290	8.1	4.2	69	73	(5.7)	(8.4)
Fixed Business	1,095	1,037	5.5	1.6	267	276	(3.2)	(13.5)
FBB and new services (1)	581	526	10.4	6.3	143	149	(4.5)	(11.8)
Pay TV	327	306	6.9	3.0	83	77	7.8	(11.6)
Voice & access revenues	187	205	(8.9)	(12.3)	42	50	(16.3)	(21.5)
OIBDA	354	350	1.3	5.7	89	60	49.0	12.2
OIBDA margin	16.9%	16.9%	0.0 p.p.	1.6 p.p.	17.8%	11.3%	6.5 p.p.	3.2 p.p.
CapEx	294	342	(14.2)	(17.4)	98	150	(34.9)	(37.2)
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	61	8	n.s.	180.6	(8)	(90)	(90.9)	(89.1)

Notes:
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- OIBDA is presented before management and brand fees.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES
Unaudited figures (Thousands)
	2018				2019
	March	June	September	December	March	June	September	December	% Chg

Fixed telephony accesses (1)	2,498.6	2,502.6	2,527.5	2,545.4	2,594.6	2,553.2	2,451.7	2,246.7	(11.7)
Fixed wireless	84.6	84.7	85.2	85.4	85.4	85.4	85.4	85.4	0.1
Internet and data accesses	1,821.0	1,883.8	1,939.5	1,973.3	2,045.8	2,084.6	2,074.0	1,991.5	0.9
Broadband	1,789.7	1,852.0	1,907.4	1,941.5	2,010.9	2,049.9	2,039.4	1,956.3	0.8
FTTx/Cable	1,155.5	1,314.6	1,393.8	1,499.2	1,618.7	1,709.4	1,749.9	1,732.1	15.5
Mobile accesses	13,816.4	13,915.5	13,474.9	13,664.8	13,308.9	12,966.2	12,514.1	11,897.4	(12.9)
Prepay	9,093.0	9,038.0	8,597.2	8,744.0	8,594.4	8,241.7	7,615.1	6,969.6	(20.3)
Contract (2)	4,723.5	4,877.5	4,877.7	4,920.8	4,714.5	4,724.6	4,899.0	4,927.8	0.1
M2M	112.4	187.1	199.5	217.7	217.3	211.2	236.8	271.7	24.8
Pay TV	1,411.0	1,477.1	1,502.6	1,528.1	1,563.7	1,581.8	1,559.2	1,505.0	(1.5)
Total Accesses	19,547.1	19,779.1	19,444.4	19,711.7	19,513.0	19,185.8	18,599.0	17,640.6	(10.5)
(1) Includes fixed wireless and VoIP accesses.
(2) 273 thousand inactive contract accesses were disconnected in Perú in the first quarter 2019.

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019
	March	June	September	December	March	June	September	December	% Chg

Contract percentage (%)	34.2%	35.1%	36.2%	36.0%	35.4%	36.4%	39.1%	41.4%	5.4 p.p.
Smartphones ('000)	8,230.3	8,231.3	7,803.0	7,873.5	7,858.5	7,456.2	7,363.9	7,209.8	(8.4)
Smartphone penetration (%)	60.4%	60.3%	59.1%	58.9%	60.4%	58.8%	60.3%	62.4%	3.5 p.p.
LTE ('000)	3,725.1	3,586.3	4,217.9	4,391.3	4,437.6	4,556.7	4,682.1	4,374.0	(0.4)
LTE penetration (%)	27.2%	26.1%	31.9%	32.7%	33.9%	35.7%	38.1%	37.6%	5.0 p.p.
Mobile churn (quarterly)	5.8%	6.2%	7.1%	6.8%	6.8%	7.6%	7.0%	6.6%	(0.2 p.p.)
Contract (1)(2)	3.0%	3.2%	3.5%	3.3%	3.0%	3.2%	3.1%	3.6%	0.2 p.p.
Mobile churn (cumulative YTD)	5.8%	6.2%	6.5%	6.6%	6.8%	7.2%	7.2%	7.0%	0.4 p.p.
Contract (1)(2)	3.0%	3.2%	3.3%	3.3%	3.0%	3.1%	3.2%	3.2%	(0.1 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	5.2	4.4	4.4	4.4	4.2	4.3	4.3	4.3	(5.1)
Prepay	1.8	1.7	1.7	1.8	1.7	1.6	1.7	1.7	(8.9)
Contract (1)(2)	12.0	9.6	9.5	9.5	9.1	9.3	9.2	9.1	(6.8)
Mobile data traffic (TB) (cumulative YTD)	62,196	133,741	224,923	326,110	114,944	238,332	385,070	555,678	70.4

Fixed telephony ARPU (EUR) (cumulative YTD)	5.8	5.8	5.8	5.8	5.0	5.0	4.8	4.8	(20.3)
Pay TV ARPU (EUR) (cumulative YTD)	17.5	17.6	17.5	17.4	16.9	17.1	17.3	17.3	(4.0)
Broadband ARPU (EUR) (cumulative YTD)	12.6	12.7	12.7	12.7	12.5	13.0	13.4	13.0	(1.5)
Fixed data traffic (TB) (cumulative YTD) (3)	752,346	1,559,607	2,463,278	3,499,664	1,263,115	2,696,039	4,351,311	6,223,552	77.8
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.
(2) Excludes the disconnection of 273 thousand inactive contract accesses in the first quarter 2019.
(3) Includes solely traffic related with FBB accesses, not Business customers.

07
TELEFÓNICA HISPAM NORTE
(y-o-y changes in organic terms)

In the fourth quarter of 2019, Hispam Norte OIBDA rose 32.8% y-o-y (-3.1% in FY 19) positively affected by €99m capital gains from the sale of towers in Colombia and Ecuador, as part of the strategy to maximise the value of the group's infrastructure. Furthermore, the company remained focused on value accesses (FTTx +8%, FTTH +127%, contract +3%), worth highlighting another quarter with positive contract net adds in Colombia and Mexico.
Hispam Norte results were also impacted by the removal from the consolidation perimeter of Telefónica Panamá, Guatemala and Nicaragua, which were no longer consolidated from 1st September, 1st January, and 1st May 2019, respectively. The closing of the divestments in El Salvador and Costa Rica are still pending.
In the quarter, it is worth mentioning Telefónica México's agreement with AT&T Mexico signed on the 21st of November 2019, under which the latter will provide wholesale last-mile wireless access to the former, expected to generate operational and financial efficiencies to T. México with an annual positive impact on cash flow of approximately €230m from year 3.
Mobile accesses totalled 59.6m (-1% y-o-y excluding Guatemala, Nicaragua and Panama) and contract accesses rose 3% y-o-y with +114k net adds in the quarter (+315k in FY 19). FTTx accesses increased 8% (+127% FTTH), boosted by the network deployment (1.7M FTTx premises passed by December). "Movistar Play" (OTT service) has 410k active users by December.
Revenues (€916m) fell 2.0% y-o-y in the quarter (€3,795m, -0.8% in FY 19), affected by Ecuador's macro-economic environment, although it is worth mentioning the growth acceleration in Mexico (+1.7% y-o-y in Q4; +0.5% in FY 19) and the return to positive growth in Colombia (+0.2% in Q4; +1.1% in FY 19).
Operating expenses (€833m) rose 9.0% y-o-y on higher commercial expenses, the impact from depreciation of currencies (mainly the Colombian peso), and the registration of a non-recurring provision of €34m in Mexico. Additionally, €36m restructuring costs were registered in the quarter, mainly in Mexico and Ecuador (14M€ in Q4 18). The y-o-y comparison for operational expenses in FY 19 (€3,071m, +8.7%) was impacted by the registration of 2.5 GHz and 1,900 MHz spectrum commitments in Mexico, which started to be booked as OpEx in October 2018 (€24m impact in Q4 19, €102m in FY 19).
OIBDA (€31m; -€22m due to IFRS 16 adoption; +€94m in FY 19) increased 32.8% y-o-y in the quarter (€830m in FY 19, -3.1%). In the quarter, OIBDA was impacted by -€239m, as a consequence of the operational model transformation following the agreement with AT&T.
CapEx (€580m in January-December) increased 11.6% y-o-y mainly due to investments related to a contract awarded by the Colombian Government for the digital transformation of its institutions (€74m in Q4). €38m for spectrum renewal mainly in El Salvador (Q1 19) and in Mexico (Q3 19) were registered in FY 19. CapEx represented 14% of revenues in FY 19 (+2 p.p. y-o-y). OIBDA-CapEx totalled €251m in FY 19.

Telefónica Colombia returned to positive y-o-y growth in revenues (+0.2% in Q4; +1.1% in FY 19), while accelerated its OIBDA growth (+27.1% in Q4; +10.9% in FY 19), thanks to solid commercial results in the most valued segments and to capital gains from tower sales (+€37m).
Mobile accesses rose to 16.1m (+2% y-o-y) after posting positive net additions for the 11th consecutive quarter (+20k in Q4; +364k in FY 19). In contract, net additions accelerated to +82k accesses (+242k in FY 19) on gross additions growth (+21% vs. Q4 18), which was driven by the company's differential commercial offering ("Movistar Play" being particularly noteworthy) and control of a low-level churn (at 1.8% in FY 19).
In the fixed business, it is worth mentioning the repositioning of the fibre offering, with maximum speeds increasing from 200Mbps to 300Mbps. Moreover, the fibre deployment accelerated (1.7M FTTx premises passed by December; 63% with FTTH), which boosted FTTH accesses (+127%). In pay TV, IPTV accesses rose to 80k (15% of total pay TV), following the service launch in Q1 19, partially offsetting the loss in DTH (-18%).

Revuenues (€349m) rose 0.2% y-o-y (€1,410m in FY 19, +1.1%) driven by mobile revenues, from both service revenues (+1.4% in Q4; +1.2% in FY 19) and handset sales (+7.3% in Q4; +14.3% in FY 19), which more than compensated lower fixed revenues (-4.0% in Q4), still affected by landlines, ADSL, and DTH revenues.
Operating expenses (€259m) rose 7.3% y-o-y (€1,013m in FY 19, +8.3%) due to higher network and commercial expenses, and to the impact of the peso depreciation vs. the U.S. dollar. OIBDA (€158m; -€26m due to IFRS 16 adoption, -€31m in FY 19) increased 27.1% y-o-y (€558m in FY 19, +10.9%). OIBDA margin stood at 45.3% (+11.3 p.p. y-o-y; 39.6% in FY 19, +3.7 p.p. y-o-y).
CapEx (€309m in January-December) increased 69.6% y-o-y, impacted by investments associated with an awarding from the Colombian Government for the digital transformation of its institutions (€74m in Q4), which will present a positive revenue counterpart in the upcoming quarters. CapEx represented 22% of revenues in FY 19 (+9 p.p. y-o-y). OIBDA-CapEx totalled 249M€ in FY 19.

Telefónica México continues to focus on high-value clients, which translated into another quarter with positive net additions in contract, letting to an improvement in the revenue growth trend (+1.7% in Q4; +0.5% in FY 19).
It is worth mentioning the agreement with AT&T Mexico announced on 21st November 2019 under which the latter will provide wholesale last-mile wireless access to T. México, expected to generate operational and financial efficiencies with an annual positive impact on cash flow of approximately €230m from year 3.
Contract accesses increased 4% after presenting positive net additions for the 5th consecutive quarter (+31k in Q4; +95k in FY 19) on stronger commercial activity following the positive performance from the commercial offering, and churn improvement (-0.9 p.p. vs. 4T 18).
Revenues (€332m) accelerated its y-o-y growth to +1.7% (€1,244m in 2019, +0.5% y-o-y) after service revenue reverted its trend and posted positive growth (+5.3% in Q4; -1.9% in FY 19), mainly due to contract, offsetting the deceleration in revenues from handsets sales (-6.0% y-o-y in Q4; +8.3% in FY 19).
OIBDA in Q4 (€247m, +€44m due to IFRS 16 adoption; FY 19 OIBDA: €147m, +€113m due to IFRS 16 adoption) includes a -€239m impact consequence of the operational model transformation following the agreement with AT&T. Additionally, a non-recurring €34m provision was registered in the quarter.
CapEx (€128m in January-December) decreased 35.3% y-o-y. €18m for spectrum renewal in the 7.5 GHz and 23 GHz bands were registered in Q3 19. CapEx represented 9% of revenues in FY 19 (-5 p.p. y-o-y).

TELEFÓNICA HISPAM NORTE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - December		% Chg		October - December		% Chg
	2019	2018	Reported	Organic	2019	2018	Reported	Organic

Revenues	3,795	4,075	(6.9)	(0.8)	916	1,037	(11.7)	(2.0)
Telefónica Colombia	1,410	1,468	(4.0)	1.1	349	363	(4.0)	0.2
Telefónica México	1,244	1,175	5.9	0.5	332	308	7.8	1.7
Telefónica Centroamérica	581	874	(33.5)	6.2	99	228	(56.8)	(1.7)
Telefónica Ecuador	484	542	(10.8)	(15.4)	116	135	(13.9)	(16.3)
Telefónica Venezuela	79	18	n.s.	0.0	20	2	n.s.	0.0
Others & eliminations	(2)	(2)	(8.3)	11.4	(0)	(0)	(3.1)	139.2

Service revenues	3,198	3,476	(8.0)	(1.5)	754	854	(11.8)	(0.8)
Telefónica Colombia	1,264	1,334	(5.2)	(0.2)	312	328	(4.8)	(0.6)
Telefónica México	918	889	3.3	(1.9)	234	209	11.7	5.3
Telefónica Centroamérica	521	794	(34.4)	4.0	85	204	(58.4)	(3.6)
Telefónica Ecuador	419	444	(5.6)	(10.4)	103	112	(7.5)	(10.1)
Telefónica Venezuela	78	18	n.s.	—	20	2	n.s.	—
Others & eliminations	(2)	(2)	(8.3)	11.5	(0)	(0)	2.9	178.2

OIBDA	830	793	4.7	(3.1)	31	45	(30.4)	32.8
Telefónica Colombia	558	556	0.3	10.9	158	148	6.9	27.1
Telefónica México (1)	(147)	150	c.s.	c.s.	(247)	13	c.s.	c.s.
Telefónica Centroamérica	205	283	(27.6)	(2.5)	29	94	(69.0)	(32.0)
Telefónica Ecuador	193	143	34.7	58.1	78	30	159.1	n.s.
Telefónica Venezuela	19	3	n.s.	0.1	10	2	n.s.	0.0
Others & eliminations (2)	3	(343)	c.s.	13.4	4	(242)	c.s.	15.7

CapEx	580	668	(13.3)	11.6	253	371	(31.9)	24.9
Telefónica Colombia	309	192	61.1	69.6	158	74	114.5	123.6
Telefónica México	128	296	(56.7)	(35.3)	39	208	(81.3)	(49.7)
Telefónica Centroamérica	65	112	(41.5)	(15.0)	19	57	(67.2)	(1.3)
Telefónica Ecuador	57	67	(14.1)	(20.5)	27	32	(15.0)	(21.2)
Telefónica Venezuela	20	2	n.s.	0.0	10	1	n.s.	(0.1)
Others & eliminations	0	(0)	c.s.	c.s.	(0)	(0)	n.s.	c.s.

Spectrum	38	135	(71.9)	(73.3)	1	135	(99.3)	(99.2)
Telefónica Colombia	—	—	—	—	—	—	—	—
Telefónica México	18	135	(86.4)	(87.0)	—	135	—	—
Telefónica Centroamérica	18	—	n.s.	n.s.	—	0	46.6	n.s.
Telefónica Ecuador	1	—	n.s.	n.s.	1	—	n.s.	n.s.
Telefónica Venezuela	—	—	—	—	—	—	—	—
Others & eliminations	0	0	—	n.s.	0	0	—	n.s.

OIBDA-CapEx	251	125	100.5	(15.5)	(221)	(326)	(32.1)	67.6
Telefónica Colombia	249	364	(31.7)	(19.5)	(0)	74	c.s.	(59.7)
Telefónica México	(276)	(146)	88.5	n.s.	(286)	(195)	47.0	29.0
Telefónica Centroamérica	140	172	(18.5)	3.8	10	37	(71.8)	(66.3)
Telefónica Ecuador	136	77	77.1	123.9	51	(2)	c.s.	n.s.
Telefónica Venezuela	(1)	1	c.s.	0.2	0	2	(94.0)	0.0
Others & eliminations (2)	3	(343)	c.s.	13.4	4	(242)	c.s.	15.7

Notes:
- T. Hispam Norte consolidated results deconsolidate Telefónica Guatemala's results since 1 January 2019, Telefónica Nicaragua's results since 1 May 2019 and Telefónica Panamá since 1 September 2019.
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
- After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Soberano/Euro. As of the closing of December 2019 Telefónica uses a synthetic exchange rate of 68,448.2 Venezuelan bolivars soberanos per dollar.
(1) Includes -€239m impact (October-December 2019) from the transformation of the operational model of T. Mexico after the agreement reached with AT&T with impacts mainly on “Other net income (expenses)” for €167m.
(2) Includes goodwill impairment in Mexico (€108m in April-June 2018 and €242m in October-December 2018).

TELEFÓNICA HISPAM NORTE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2019	2018	Reported	Organic	2019	2018	Reported	Organic

Revenues	3,795	4,075	(6.9)	(0.8)	916	1,037	(11.7)	(2.0)
Mobile Business	3,085	3,343	(7.7)	(1.2)	741	854	(13.3)	(2.5)
Mobile service revenues	2,488	2,744	(9.3)	(2.2)	579	672	(13.9)	(0.9)
Data revenues	1,532	1,564	(2.0)	4.8	356	396	(10.3)	6.2
Handset revenues	597	599	(0.2)	3.4	162	182	(11.0)	(7.5)
Fixed Business	706	732	(3.5)	0.4	174	182	(4.7)	(0.9)
FBB and new services revenues (1)	421	408	3.2	5.2	104	109	(4.5)	(2.3)
Pay TV revenues	81	83	(2.3)	4.1	20	16	25.4	37.0
Voice & access revenues	204	240	(15.2)	(9.3)	50	58	(13.3)	(8.4)
Internal expenditure capitalised in fixed assets	43	48	(10.1)	0.3	10	12	(17.9)	(0.8)
Operating expenses	(3,071)	(3,141)	(2.2)	8.7	(833)	(835)	(0.3)	9.0
Supplies	(1,229)	(1,349)	(8.9)	10.4	(307)	(367)	(16.3)	8.0
Personnel expenses	(405)	(352)	14.9	2.0	(157)	(89)	75.0	17.1
Other operating expenses	(1,437)	(1,440)	(0.2)	8.7	(370)	(379)	(2.5)	8.5
Other net income (expense)	(110)	30	c.s.	68.6	(159)	7	c.s.	3.9
Gain (loss) on sale of fixed assets	185	131	41.0	185.9	98	67	46.3	285.6
Impairment of goodwill and other assets (2)	(12)	(350)	(96.4)	c.s.	—	(242)	—	—
Operating income before D&A (OIBDA) (3)	830	793	4.7	(3.1)	31	45	(30.4)	32.8
OIBDA Margin	21.9%	19.5%	2.4 p.p.	(0.6 p.p.)	3.4%	4.4%	(0.9 p.p.)	9.5 p.p.
CapEx	580	668	(13.3)	11.6	253	371	(31.9)	24.9
Spectrum	38	135	(71.9)	(73.3)	1	135	(99.3)	(99.2)
OIBDA-CapEx	251	125	100.5	(15.5)	(221)	(326)	(32.1)	67.6

Notes:
- T. Hispam Norte consolidated results deconsolidate Telefónica Guatemala's results since 1 January 2019, Telefónica Nicaragua's results since 1 May 2019 and Telefónica Panamá since 1 September 2019.
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- OIBDA before management and brand fees.
- After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Soberano/Euro. As of the closing of December 2019 Telefónica uses a synthetic exchange rate of 68,448.2 Venezuelan bolivars soberanos per dollar.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2) Includes goodwill impairment in Mexico (€108m in April-June 2018 and €242m in October-December 2018).
(3) Includes -€239m impact (October-December 2019) from the transformation of the operational model of T. Mexico after the agreement reached with AT&T with impacts mainly on “Other net income (expenses)” for €167m.

TELEFÓNICA HISPAM NORTE
ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	72,590.0	73,145.9	72,902.0	73,555.6	69,657.0	64,377.9	64,923.0	64,265.7	(12.6)
Fixed telephony accesses (1)	3,478.3	3,484.8	3,301.0	3,169.8	2,832.4	2,663.0	2,602.8	2,538.6	(19.9)
Internet and data accesses	1,253.1	1,274.7	1,332.3	1,337.1	1,344.6	1,306.8	1,297.5	1,292.4	(3.3)
Broadband	1,223.2	1,244.0	1,301.4	1,305.6	1,317.1	1,279.2	1,269.9	1,264.5	(3.1)
FTTx	167.7	284.4	302.7	303.7	305.5	308.0	311.7	329.2	8.4
Mobile accesses	66,857.0	67,355.8	67,233.7	68,041.1	64,513.3	59,473.4	60,141.1	59,572.5	(12.4)
Prepay	57,061.5	57,360.4	57,226.8	58,010.4	54,623.4	49,787.1	50,578.5	49,895.3	(14.0)
Contract	9,795.4	9,995.4	10,006.9	10,030.7	9,889.9	9,686.3	9,562.7	9,677.2	(3.5)
M2M	1,785.1	1,882.0	1,914.3	1,922.8	1,927.5	1,903.6	1,896.2	1,874.2	(2.5)
Pay TV	1,001.6	1,030.6	1,034.9	1,007.6	966.8	934.8	881.6	862.2	(14.4)
Total Acceses Hispam Norte	72,590.5	73,146.4	72,902.5	73,556.1	69,657.0	64,378.4	64,923.0	64,266.2	(12.6)
- T. Guatemala accesses are excluded from 1 January of 2019, T. Nicaragua from 1 May 2019 and T. Panamá from 1 September 2019.
(1) Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA
Unaudited figures	2018				2019
	March	June	September	December	March	June	September	December	% Chg

Contract percentage (%)	14.7%	14.8%	14.9%	14.7%	15.3%	16.3%	15.9%	16.2%	1.5	p.p.
Smartphones ('000)	30,059.4	29,995.2	31,376.2	31,960.9	31,644.3	30,608.0	28,870.2	30,975.0	(3.1)
Smartphone penetration (%)	46.6%	46.2%	48.4%	48.6%	50.9%	53.4%	49.8%	53.9%	5.2	p.p.
LTE ('000)	14,761.5	16,069.9	17,392.6	19,506.4	20,373.8	21,235.5	21,058.0	23,440.3	20.2
LTE penetration (%)	22.7%	24.6%	26.6%	29.5%	32.6%	36.9%	36.2%	40.6%	11.1	p.p.

TELEFÓNICA COLOMBIA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg

Revenues	1,410	1,468	(4.0)	1.1	349	363	(4.0)	0.2
Mobile Business	876	894	(2.0)	3.2	218	223	(2.0)	2.3
Mobile service revenues	730	759	(3.9)	1.2	182	187	(2.8)	1.4
Data revenues	473	451	4.9	10.5	120	112	7.6	12.2
Handset revenues	146	134	8.5	14.3	37	36	2.5	7.3
Fixed Business	530	574	(7.7)	(2.8)	129	141	(8.0)	(4.0)
FBB and new services (1)	314	324	(3.3)	1.7	78	84	(7.3)	(3.1)
Pay TV	76	79	(3.2)	1.9	19	14	31.7	35.3
Voice & access revenues	140	171	(17.9)	(13.5)	32	42	(23.1)	(19.5)
OIBDA	558	556	0.3	10.9	158	148	6.9	27.1
OIBDA margin	39.6%	37.9%	1.7 p.p.	3.7 p.p.	45.3%	40.6%	4.6 p.p.	11.3 p.p.
CapEx	309	192	61.1	69.6	158	74	114.5	123.6
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	249	364	(31.7)	(19.5)	(0)	74	c.s.	(59.7)

Notes:
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- OIBDA is presented before management and brand fees.
(1) Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	18,116.5	18,515.9	18,728.2	19,067.3	19,191.2	19,268.5	19,257.0	19,275.4	1.1
Fixed telephony accesses (1)	1,619.8	1,635.8	1,626.0	1,582.4	1,561.0	1,520.6	1,497.3	1,487.7	(6.0)
Internet and data accesses	1,233.9	1,245.8	1,247.7	1,220.4	1,205.7	1,185.6	1,176.7	1,179.2	(3.4)
Broadband	1,220.2	1,232.2	1,234.2	1,207.1	1,193.6	1,173.3	1,164.1	1,166.8	(3.3)
FTTx	167.7	284.4	302.7	303.7	305.5	308.0	311.7	329.2	8.4
Mobile accesses	14,716.1	15,070.6	15,290.6	15,716.3	15,884.3	16,029.1	16,060.0	16,080.4	2.3
Prepay	11,003.8	11,298.3	11,469.3	11,880.8	12,015.3	12,097.7	12,064.5	12,003.1	1.0
Contract	3,712.3	3,772.3	3,821.3	3,835.5	3,869.0	3,931.4	3,995.4	4,077.2	6.3
M2M	452.1	480.2	491.5	487.9	485.6	478.3	491.6	486.4	(0.3)
Pay TV	546.7	563.8	563.9	548.2	540.2	533.2	523.0	528.1	(3.7)
Total Accesses	18,117.0	18,516.4	18,728.7	19,067.8	19,191.2	19,269.0	19,257.0	19,275.8	1.1
(1) Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Contract percentage (%)	25.2%	25.0%	25.0%	24.4%	24.4%	24.5%	24.9%	25.4%	1.0 p.p.
Smartphones ('000)	6,069.0	6,304.2	6,539.8	6,887.2	7,005.5	7,164.7	6,945.4	7,574.7	10.0
Smartphone penetration (%)	42.9%	43.6%	44.6%	45.5%	45.9%	46.1%	44.6%	48.6%	3.0 p.p.
LTE ('000)	4,585.6	5,006.8	5,492.4	6,030.8	6,536.1	6,946.0	7,203.5	7,948.2	31.8
LTE penetration (%)	32.1%	34.3%	37.1%	39.6%	42.4%	44.7%	46.3%	51.0%	11.4 p.p.
Mobile churn (quarterly)	3.4%	3.2%	3.3%	3.0%	3.2%	3.0%	3.2%	3.2%	0.2 p.p.
Contract (1)	1.7%	1.6%	1.7%	1.9%	1.8%	1.8%	1.8%	1.8%	(0.1 p.p.)
Mobile churn (cumulative YTD)	3.4%	3.2%	3.2%	3.2%	3.2%	3.1%	3.1%	3.1%	0.0 p.p.
Contract (1)	1.7%	1.6%	1.6%	1.7%	1.8%	1.8%	1.8%	1.8%	0.1 p.p.
Mobile ARPU (EUR)(cumulative YTD)	4.0	4.0	4.0	3.9	3.6	3.5	3.5	3.5	(5.9)
Prepay	1.1	1.1	1.1	1.0	0.9	0.9	0.9	1.0	(3.0)
Contract (1)	13.4	13.4	13.5	13.3	12.5	12.3	12.1	11.9	(5.7)
Mobile data traffic (TB) (cumulative YTD)	31,191	65,600	105,536	152,025	49,686	104,975	167,827	233,894	53.9

Fixed telephony ARPU (EUR) (cumulative YTD)	8.0	8.1	8.2	8.1	7.7	7.5	7.2	7.1	(8.4)
Pay TV ARPU (EUR) (cumulative YTD)	12.5	12.6	12.8	11.7	11.9	11.4	11.7	11.7	5.3
Broadband ARPU (EUR) (cumulative YTD)	10.6	10.9	11.1	11.2	11.1	11.2	11.3	11.2	6.0
Fixed data traffic (TB) (cumulative YTD) (2)	295,782	619,750	964,597	1,338,012	451,809	907,557	1,404,397	1,924,636	43.8
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.
(2) Includes solely traffic pertaining to FBB accesses, not Business customers.

TELEFÓNICA MEXICO
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2019	2018	% Chg	% Organic Chg	2019	2018	% Chg	% Organic Chg

Revenues	1,244	1,175	5.9	0.5	332	308	7.8	1.7
Service revenues	918	889	3.3	(1.9)	234	209	11.7	5.3
Data revenues	542	459	18.0	12.1	143	107	33.3	25.1
Handset revenues	326	286	14.0	8.3	98	99	(0.4)	(6.0)
OIBDA (1)	(147)	150	c.s.	c.s.	(247)	13	c.s.	c.s.
OIBDA margin	n.s.	12.8%	n.s.	n.s.	n.s.	4.2%	n.s.	n.s.
CapEx	128	296	(56.7)	(35.3)	39	208	(81.3)	(49.7)
Spectrum	18	135	(86.4)	(87.0)	—	135	—	—
OIBDA-CapEx	(276)	(146)	88.5	n.s.	(286)	(195)	47.0	29.0

Notes:
- January-December 2019 results reported under accounting standards IFRS 16, effective since January 2019. January-December 2018 results reported under prior accounting IAS 17.
- OIBDA is presented before management and brand fees.
(1) Includes -€239m impact (October-December 2019) from the transformation of the operational model of T. Mexico after the agreement reached with AT&T.

ACCESSES
Unaudited figures (Thousands)
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Mobile accesses	25,269.3	25,499.9	25,525.0	26,309.9	25,502.3	24,567.3	26,926.3	26,088.3	(0.8)
Prepay	22,977.1	23,124.3	23,193.1	23,947.0	23,136.6	22,169.1	24,499.9	23,630.9	(1.3)
Contract	2,292.2	2,375.6	2,331.9	2,362.9	2,365.7	2,398.2	2,426.4	2,457.4	4.0
M2M	932.7	982.8	1,002.1	1,012.1	1,020.0	1,020.9	1,006.4	964.3	(4.7)
Fixed Wireless	750.6	768.6	706.9	703.1	635.1	572.0	575.2	536.1	(23.7)
Total Accesses	26,019.9	26,268.5	26,231.9	27,013.0	26,137.4	25,139.3	27,501.4	26,624.5	(1.4)

SELECTED OPERATIONAL DATA
Unaudited figures
	2018				2019

	March	June	September	December	March	June	September	December	% Chg

Contract percentage (%)	9.1%	9.3%	9.1%	9.0%	9.3%	9.8%	9.0%	9.4%	0.4 p.p.
Smartphones ('000)	11,339.0	11,020.6	11,464.6	11,351.1	11,494.7	12,066.1	11,585.3	12,547.9	10.5
Smartphone penetration (%)	46.7%	45.0%	46.8%	44.9%	47.0%	51.3%	44.7%	50.0%	5.1 p.p.
LTE ('000)	5,427.6	5,591.8	5,828.7	6,589.6	6,996.1	7,520.5	7,429.5	8,320.8	26.3
LTE penetration (%)	22.3%	22.8%	23.8%	26.0%	28.6%	31.9%	28.7%	33.1%	7.1 p.p.
Mobile churn (quarterly)	3.7%	3.6%	3.8%	3.2%	4.7%	5.2%	0.7%	5.0%	1.8 p.p.
Contract (1)	3.1%	4.1%	4.6%	4.0%	3.3%	3.2%	3.1%	3.1%	(0.9 p.p.)
Mobile churn (cumulative YTD)	3.7%	3.6%	3.7%	3.6%	4.7%	5.0%	3.5%	3.9%	0.3 p.p.
Contract (1)	3.1%	3.6%	3.9%	4.0%	3.3%	3.2%	3.2%	3.2%	(0.8 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	2.4	2.4	2.4	2.3	2.3	2.4	2.4	2.4	(1.0)
Prepay	1.9	2.0	2.0	1.9	1.9	2.0	2.0	2.0	(3.0)
Contract (1)	11.4	10.4	10.5	9.5	10.9	10.8	10.7	10.7	6.6
Mobile data traffic (TB) (cumulative YTD)	46,704	101,195	170,382	261,553	105,005	226,080	358,400	500,045	91.2
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
- Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1) Excludes M2M.

08
ADDENDA

Key Holdings of the Telefónica Group

	% Stake		% Stake

TELEFÓNICA ESPAÑA		OTHER STAKES
Telefónica de España	100.0	Telxius Telecom	50.0
Telefónica Móviles España	100.0	Telefónica Digital	100.0
Telyco	100.0	China Unicom	0.6
Acens Technologies	100.0	BBVA	0.7
Telefónica Servicios Integrales de Distribución	100.0	Prisa (3)	9.4
DTS, Distribuidora de Televisión Digital	100.0

TELEFÓNICA UK	100.0

TELEFÓNICA DEUTSCHLAND	69.2

TELEFÓNICA BRASIL	73.7

TELEFÓNICA HISPAM SUR
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Uruguay	100.0
Telefónica del Perú	98.6
Telefónica Chile	99.1

TELEFÓNICA HISPAM NORTE
Telefónica Móviles México	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Costa Rica (1)	100.0
Telefónica Colombia	67.5
Telefónica Móviles El Salvador (2)	59.6
(1) In February 2019, Telefónica Centroamérica Inversiones,S.L. aagreed the sale of the entire share capital of Telefónica Costa Rica. The sale is subject to the applicable regulatory conditions.
(2) In January 2019, Telefonica Centroamérica Inversiones, S.L. agreed the sale of 99.3% share capital of Telefónica Móviles El Salvador, S.A. The sale is subject to obtaining the corresponding regulatory approvals.
(3) As of 20 February 2018, stake communicated to CNMV.

Changes to the Perimeter

During the year 2019, the following changes have been made to the consolidation perimeter:

–
On 24 January 2019, Telefónica Centroamérica Inversiones, S.L., 60% of which is owned, directly and indirectly by Telefónica and 40% by Corporación Multi Inversiones, reached an agreement with América Móvil for the sale of the entire share capital of Telefónica Guatemala and 99.3% of Telefónica El Salvador. The closing of the sale of T. El Salvador is subject to the applicable regulatory conditions, while the closing of the sale of T. Guatemala took place in such date.

–
On 20 February 2019, Telefónica reached an agreement with Millicom International Cellular for the sale of the entire share capital of Telefónica Costa Rica, and for the sale by Telefónica's subsidiary Telefónica Centroamérica Inversiones, S.L., of the entire share capital of Telefónica Panamá and Telefónica Nicaragua.

The closing of the sale of Telefónica Costa Rica is subject to the applicable regulatory conditions, while the closing of the sale of Telefónica Nicaragua and Telefónica Panamá took place on May 16 and August 29, respectively, after obtaining the pertinent regulatory approvals.

–
On 14 February 2019, following the agreement that Telefónica reached on 8 November 2018 with Grupo Catalana Occidente for the sale of 100% of Seguros de Vida y Pensiones Antares, S.A., the closing of such sale took place, after obtaining the pertinent regulatory approvals.

–
On 8 May 2019, Telefónica reached an agreement for the sale of a portfolio of 11 Data Centers located in 7 jurisdictions (Spain, Brazil, USA, Mexico, Peru, Chile and Argentina) with a company controlled by Asterion Industrial Partners SGEIC, S.A. (currently, Nabiax, S.A.).

According to the above agreement, the sale of 9 of the Data Centers (located in Spain, Brazil, Mexico, Peru, Chile and Argentina) was completed in July 2019 and the sale of the Data Center located in the USA was completed in December 2019. It is pending the effective transmission of one Data Center which remains subject to several authorizations and administrative procedures.

Alternative performance measures

The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Operating income before amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by net income.
As a result of the entry into force of the new standard IFRS 16 Leases, in 2019 most of lease expenses that under prior accounting standard affected operating income, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16. Nonetheless, in order to ensure comparability vs. prior year figures, organic variations exclude the effect of IFRS 16 adoption (see Organic Result below).
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income and each of its segments, can be found in this document (Telefónica Group and Segment P&Ls), as well as on the selected financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t4-data.zip”. OIBDA is also defined on consolidated financial statements published by the Group for 2019 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
The detailed reconciliation of Telefónica Group's OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions with Operating Income, can be found in the consolidated financial statements published by the Group for 2019 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions are also defined on the consolidated financial statements published by the Group for 2019 (see "Alternative measures not defined in IFRS" in Note 2).

Debt indicators

a)	Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), (ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”. From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale” and vi) mark-to-market adjustment by cash flow hedging activities related to debt. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long term financial assets.
After the entry into force of IFRS 16 Leases, the distinction between finance leases and operating leases disappears for the purpose of computing the payment obligation. As a result, for comparison purposes, the net financial debt figure of the comparative periods were modified to exclude the lease liability of finance leases (€202m as of December 31, 2018), and the indicator “Net financial debt plus leases” has been included in 2019, which is calculated by adding to the net financial debt lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This indicator cannot be presented comparatively for periods prior to 2019.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
We believe that net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt, net financial debt plus leases and net financial debt plus commitments at the end of December 2019 can be found on page 17 of this document and in the financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t4-data.zip”. Net financial debt is also defined in the consolidated financial statements of the Group for 2019 (see "Alternative measures not defined in IFRS" in Note 2).

b)	Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over OIBDA for the past 12 months, including or excluding the OIBDA of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA. Likewise, for these purposes OIBDA excludes the impact of IFRS 16 and includes the expense corresponding to the amortisation of assets under finance leases whose payment obligation has been excluded from the calculation of net financial debt in comparative periods, as explained above.
The reconciliation of the leverage ratio can be found in the selected financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t4-data.zip”.

Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
After the entry into force of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" has been added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t4-data.zip”. Free cash flow is also defined in the consolidated financial statements of the Group for 2019 (see "Alternative measures not defined in IFRS" in Note 2).
Organic Result
Year-on-year changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:

–
They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the year-on-year comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.

–
Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, "organic" variation 2019/2018 is defined as the reported variation adjusted by the following factors:

–	Assumes average constant foreign exchange rates of 2018, except for Venezuela (2019 and 2018 results converted at the closing synthetic exchange rate for each period).

–	Excludes the hyperinflation adjustment in Argentina.

–	Considers a constant perimeter of consolidation.

–	Excludes in 2019 the impact of IFRS 16 accounting change.

–	At OIBDA and Operating Cash Flow levels, excludes write-offs, capital gains/losses from the sale of companies, restructuring expenses and non-recurrent material impacts.

–	CapEx also excludes investment in spectrum.

Reconciliation between reported data and organic revenue figures, OIBDA and operating cash flow can be found in the selected financial information contained in “https://www.telefonica.com/documents/162467/145168336/rdos19t4-data.zip”.
The Management Report of Telefónica Group contained in the Consolidated Financial Statements for 2019 also includes the description of the adjustments for the calculation of the organic variations.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance. Unlike the organic result, no exchange rate nor hyperinflation, nor perimeter adjustments are made to the underlying result. Likewise, due to the adoption of IFRS 16 in 2019, it has been considered appropriate to present the underlying result in accordance with current accounting standards (previously presented excluding the impact of IFRS 16). As in the case of the measures “Net financial debt plus leases” and “Free cash flow excluding principal lease payments” explained above, this measure cannot be presented comparatively with periods prior to 2019. However, the Company provides quarterly data for 2019.
The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:

–
It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.

–
The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:

–	Excludes write-downs, capital gains/losses from the sale of companies, restructuring expenses and material non-recurrent impacts.

–	Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/145168336/rdos19t4-data.zip”.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, in its business development strategy or any other unexpected circumstance.
This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 53 of this document. Moreover, recipients of this document are invited to read our consolidated financial statements and consolidated management report for the year 2019 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 19, of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

Investor Relations
Distrito Telefónica - Ronda de la Comunicación, s/n
28050 Madrid (Spain)
Telephone: +34 91 482 87 00
Pablo Eguirón (pablo.eguiron@telefonica.com)
Isabel Beltrán (i.beltran@telefonica.com)
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)
Christian Kern (christian.kern@telefonica.com)
ir@telefonica.com
telefonica.com/en/web/shareholders-investors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 20, 2020	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer at Telefonica, S.A.